

Notice of 2020 Annual Meeting of Shareowners and Proxy Statement

Thursday, May 14, 2020
8:00 a.m. Eastern Time

Hotel du Pont
Wilmington, Delaware

Table of Contents

United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

March 20, 2020

Dear Fellow Shareowners:

It is my pleasure to invite you to join us at UPS's 2020 Annual Meeting of Shareowners. After a 46-year career with UPS, this will be my last Annual Meeting as Chairman and Chief Executive Officer. UPS has been one of my life's passions and it has been an honor to lead such an exceptional company. As I transition to retirement, I look forward to passing the torch to Carol Tomé as she assumes the Chief Executive Officer role. Carol is one of the most respected and talented leaders in Corporate America, and she has been a UPS Board member since 2003. Carol has a proven track record of driving growth at a global organization, maximizing shareowner value, developing talent and successfully executing strategic priorities. Please join me in welcoming Carol into her new role.

Since our last Annual Meeting, UPS celebrated the 20th anniversary of our initial public offering. Even 20 years ago, UPS recognized the need to transform to facilitate growth. The IPO strengthened us and gave us the ability to grow, invest and make strategic acquisitions in markets around the world. It laid the groundwork for the Smart Global Logistics Network we operate today.

Moving forward, we are accelerating the transformation of nearly every aspect of our business, from leadership and culture, to operations and our go-to-market strategies. We are reinvesting a portion of our transformation savings into creating new customer-focused services to support our four strategic growth imperatives: small- and medium-sized businesses (SMBs), international growth markets, B2B and B2C e-commerce, and healthcare and life sciences. The momentum from our actions is building as demonstrated by the positive underlying performance of the business, and it is providing us flexibility to respond to the fast pace of change in the market.

The structural shifts in the market toward next-day and 7-day delivery in the U.S. provide tremendous near-term growth opportunity, and we are taking aggressive steps to speed up our network to help all customers adapt, especially SMBs. We are improving time-in-transit on lanes that serve about 80% of our customers, doubling the volume we handle on Saturday and launching Sunday delivery. These actions are designed to take advantage of opportunities today, while further diversifying our growing customer base and generating long-term profitable revenue growth.

Our Company is growing and becoming stronger, driven by the diversity of talent embodied in 495,000 UPSers around the world and our culture of continuous transformation. We have a proud 113-year history at UPS and are accelerating into the next decade of success for our Company, customers and shareowners.

Finally, I want to encourage all of our shareowners to vote. This is your opportunity to share your views with the Company. We listen and take your feedback into account as we continually seek to grow our business, improve governance and increase long-term shareowner value. We are grateful to those shareowners who have previously shared their views. As we approach the Annual Meeting, I encourage you to contact us with any questions or feedback at 404-828-6059.

On behalf of the entire Board of Directors, thank you for your continued support of UPS.

David P. Abney
Chairman and Chief Executive Officer



Notice of UPS 2020 Annual Meeting

UNITED PARCEL SERVICE, INC.
55 Glenlake Parkway, N.E., Atlanta, Georgia 30328

- **Date and Time:** May 14, 2020, 8:00 a.m. Eastern Time
- **Place:** Hotel du Pont, 11th and Market Streets, Wilmington, Delaware
- **Record Date:** March 16, 2020
- **Distribution Date:** A Notice of Internet Availability of Proxy Materials or the Proxy Statement is first being sent to shareowners on or about March 20, 2020.
- **Voting:** Holders of class A common stock are entitled to 10 votes per share; holders of class B common stock are entitled to one vote per share. **Your vote is important. Please vote as soon as possible through the Internet, by telephone or by signing and returning your proxy card (if you received a paper copy of the proxy card). Your voting options are described on the Notice of Internet Availability of Proxy Materials and/or proxy card.**
- **Admission:** To attend the meeting in person you will need proof of your share ownership (see page 74 for acceptable proof of ownership) as of the record date and a form of government-issued photo identification. Each shareowner may appoint only one proxy holder or representative to attend the meeting on his or her behalf.

We intend to hold our Annual Meeting in person. However, we are actively monitoring the coronavirus (COVID-19) situation and may choose to hold a Virtual Annual Meeting instead of holding the meeting in Delaware.

In the event it is not possible or advisable to hold our Annual Meeting in person, we will publicly announce a determination to hold a Virtual Annual Meeting in a press release available at www.investors.ups.com as soon as practicable before the meeting. In that event, the 2020 Annual Meeting would be conducted solely virtually, at the above date and time, via live audio webcast. You or your proxyholder could participate, vote and examine our stocklist at the Virtual Annual Meeting by visiting www.virtualshareholdermeeting.com/UPS2020 and using your 16 digit control number, but only if the meeting is not held in Delaware.

Important Notice Regarding the Availability of Proxy Materials for the Shareowner Meeting to be held on May 14, 2020: The Proxy Statement and our 2019 Annual Report are available at www.proxyvote.com. Questions? Call 404-828-6059 (option 2).

Norman M. Brothers, Jr.
Secretary
Atlanta, Georgia
March 20, 2020

Items of Business

		Voting Choices	Board Voting Recommendations	Page
Company Proposals:				
1.	Elect 12 director nominees named in the Proxy Statement to serve until the 2021 Annual Meeting and until their respective successors are elected and qualified	• Vote for all nominees • Vote against all nominees • Vote for some nominees and against others • Abstain from voting on one or more nominees	FOR ALL	20
2.	Approve on an advisory basis a resolution on executive compensation	• Vote for the resolution • Vote against the resolution • Abstain from voting on the resolution	FOR	59
3.	Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2020	• Vote for ratification • Vote against ratification • Abstain from voting on ratification	FOR	60
Shareowner Proposals (if properly presented):				
4.	Prepare an annual report on lobbying activities	• Vote for the proposal • Vote against the proposal • Abstain from voting on the proposal	AGAINST	63
5.	Reduce the voting power of class A stock from 10 votes per share to one vote per share	• Vote for the proposal • Vote against the proposal • Abstain from voting on the proposal	AGAINST	66
6.	Prepare a report on reducing UPS's total contribution to climate change	• Vote for the proposal • Vote against the proposal • Abstain from voting on the proposal	AGAINST	68



Proxy Statement

UNITED PARCEL SERVICE, INC.
55 Glenlake Parkway, N.E., Atlanta, Georgia 30328

This Proxy Statement contains important information about matters on which you may vote at the 2020 Annual Meeting of Shareowners (the "Annual Meeting"). We are providing these proxy materials to you because our Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. The Annual Meeting will be held May 14, 2020, at 8:00 a.m. Eastern Time, at Hotel du Pont, 11th and Market Streets, Wilmington, Delaware. We are first mailing this Proxy Statement to our shareowners on or about March 20, 2020.

All properly executed written proxies, and all properly completed proxies submitted through the Internet or by telephone, that are delivered pursuant to this solicitation will be voted at the Annual Meeting in accordance with the directions given in the proxy, unless the proxy is revoked prior to completion of voting at the meeting. Only owners of record of shares of the Company's common stock as of the close of business on March 16, 2020, the "Record Date", are entitled to notice of, and to vote at, the Annual Meeting (or any adjournment or postponement of the meeting).

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement.

Corporate Governance

Following is a brief overview of our corporate governance policies and practices:

- We maintain an independent board; all of our directors are independent, other than our current Chairman and CEO, David Abney, and our next CEO, Carol Tomé;
- We currently have a highly engaged lead independent director with significant oversight responsibilities, and effective September 30, 2020, we will have an independent Chairman;
- Our independent directors meet regularly without management;
- Annual elections for all directors;
- Majority voting in uncontested director elections;
- The board is fully engaged in the Company's strategic planning process, conducting an in depth review of Company strategy on an annual basis and receiving regular updates throughout the year;
- The board has a Risk Committee comprised entirely of independent board members that is responsible for assisting in overseeing management's identification and evaluation of enterprise risks, including risks associated with cyber-security;

- The board and each board committee conduct evaluations annually;
- We regularly evaluate our governance policies and practices, and make changes when appropriate; for example, we voluntarily adopted a proxy access bylaw allowing qualifying shareowners to include director nominees in our proxy statement and, in November 2019, voluntarily committed to holding annual say on pay votes;
- We regularly engage with shareowners; we contacted holders of over 43% of our class B common stock during this proxy season to discuss environmental, social and governance ("ESG") matters, including executive compensation matters;
- We maintain robust stock ownership guidelines, including a target ownership of eight times annual salary for the Chief Executive Officer, five times annual salary for other executive officers and five times the annual retainer for directors; and
- We prohibit our executive officers and directors from hedging their ownership in UPS stock and entering into pledges of UPS stock.

Leadership Transition

On March 12, 2020, we announced that David Abney will retire as Chief Executive Officer effective June 1, 2020. To assist with transition matters, David will remain on the board following his retirement and will serve as Executive Chairman of the board and Chair of the Executive Committee until September 30, 2020, and thereafter as special consultant to the new Chief Executive Officer and the board until December 31, 2020. Consistent with the long-term leadership succession planning conducted by our board and following a rigorous selection process involving both internal

and external candidates, the board appointed Carol Tomé to assume the role of Chief Executive Officer effective June 1, 2020. At that time, Carol will also join the Executive Committee.

Carol is the former Executive Vice President and Chief Financial Officer of The Home Depot, with responsibilities for corporate strategy, finance, and business development. She has a proven track record of driving growth at a global organization, maximizing shareholder value, developing talent and successfully executing strategic priorities. As a member of the UPS board since 2003, she has in-depth knowledge of UPS's business, strategy, people, culture and values and was determined by the board to be the right executive to lead UPS at this important time in the Company's strategic transformation.

In connection with the CEO transition, the board also designated William R. Johnson to assume the role of independent Chairman, effective September 30, 2020. Bill has been our independent Lead Director since 2016.

Our Board

The Board of Directors is elected annually by the shareowners and is responsible for the strategic oversight of UPS. Having a significant majority of non-management independent directors encourages **robust debate and challenged opinions** in the boardroom, while **diversity** - with respect to gender, age, ethnicity, skills, experience and other factors - contributes to consideration of a wide range of perspectives. Members of our board bring a broad range of **professional skills and experiences**. A **mix of newer directors**, who bring fresh viewpoints, and **longer-tenured directors**, who have contributed to developing our strategy over time and have acquired an in-depth understanding of our global organization, provides appropriate balance. For more information see page 20.

Chief Executive Officer	3
Financial	3
Government	2
International	5
Legal	2
Sales and Marketing	5
Strategy	8
Risk and Compliance	6
Technology	5

On a regular basis, the Nominating and Corporate Governance Committee assesses the skills and experience necessary for our board to function effectively, and considers where additional expertise may be needed.

We believe that as a group, our 12 directors bring the requisite skills, experience and diversity to ensure the overall effectiveness of our board.

Diversity in our boardroom supports UPS's continued success and advantage

Gender Diversity

25% female

Male

Female

Overall Diversity

33% diversity of gender and ethnicity

African-American

Female

Age Diversity

63.5 years median age

40s   60s

50s   70s

Our Chairman and CEO provides strong leadership and is supported – and constructively challenged – by an independent board

92% independent

Independent*

Not Independent

While our current CEO serves as Chairman, the board benefits from the oversight of 11* independent directors, including an engaged lead independent director; William "Bill" Johnson has served in this role since 2016. Effective September 30, 2020, Bill will become independent Chairman.

Our board has been meaningfully refreshed since 2010 with 7* independent directors joining, and 6 departing

8 years median tenure

Newer directors (0-2 years)

(3-5 years)

Medium-tenured directors (6-10 years)

Longer-tenured directors (11-15 years)

(>15 years)



balanced tenure arc

The board recognizes that it continually needs to monitor and improve the effectiveness of its operations and our directors. This is achieved through, among other practices, an annual detailed evaluation process that provides for quantitative ratings in key areas of board performance and director education opportunities.

The board consists of individuals with deep experience and knowledge of UPS, complemented by the fresh perspectives of newer directors. Together, our directors work effectively as a team and are highly focused on UPS's success.

* Carol Tomé will become Chief Executive Officer on June 1, 2020 and will no longer be considered an independent director.

Election of Directors

As a group, our 12 director nominees are appropriately skilled and experienced to effectively oversee and constructively challenge the performance of management in the execution of our strategy.

The table below provides summary information about the 12 director nominees. For more information see page 20.

Name	Age	Director Since	Occupation	Committee(s)	Other Public Company Boards
Independent Directors					
Rodney C. Adkins	61	2013	Former Senior Vice President, International Business Machines	– Risk (Chair) – Compensation	3
Michael J. Burns	68	2005	Former Chairman, President and Chief Executive Officer, Dana Corporation	– Audit	0
William R. Johnson[1]	71	2009	Former Chairman, President and Chief Executive Officer, H.J. Heinz Company	– Nominating and Corporate Governance (Chair) – Executive	1
Ann M. Livermore	61	1997	Former Executive Vice President, Hewlett-Packard Company	– Compensation (Chair) – Risk – Executive	2
Rudy H.P. Markham	74	2007	Former Financial Director, Unilever	– Audit (Chair)	1
Franck J. Moison	66	2017	Former Vice Chairman, Colgate-Palmolive Company	– Nominating and Corporate Governance – Risk	1
Clark T. Randt, Jr.	74	2010	Former U.S. Ambassador to the People's Republic of China	– Compensation – Nominating and Corporate Governance	3
Christiana Smith Shi	60	2018	Former President, Direct-to-Consumer, Nike, Inc.	– Compensation – Risk	1
John T. Stankey	57	2014	President and Chief Operating Officer, AT&T Inc. and CEO, Warner Media LLC	– Audit	0
Kevin Warsh	49	2012	Former Member of the Board of Governors of the Federal Reserve System, Distinguished Visiting Fellow, Hoover Institution, Stanford University	– Compensation – Nominating and Corporate Governance	0
Non-Independent Directors					
David P. Abney[2]	64	2014	Chairman and Chief Executive Officer, United Parcel Service, Inc.	– Executive (Chair)	1
Carol B. Tomé[3]	63	2003	Former Chief Financial Officer and Executive Vice President — Corporate Services, The Home Depot, Inc.		0

(1) Lead Independent Director. Effective September 30, 2020, Bill will become independent Chairman.

(2) David will retire as Chief Executive Officer effective June 1, 2020. He will remain on the board and will serve as Executive Chairman and Chair of the Executive Committee until September 30, 2020. Thereafter, David will serve as special consultant to the Chief Executive Officer and the board until his retirement from the Company effective December 31, 2020.

(3) Carol will become Chief Executive Officer effective June 1, 2020, at which time she will also join the Executive Committee.

Executive Compensation

Compensation Practices

A significant portion of executive compensation is at-risk and tied to Company performance. This aligns executive decision-making with the long-term interests of our shareowners. We also have a longstanding owner-manager culture. Our compensation and governance practices that support these principles include:

- payments with a balanced mix of cash and equity, providing a degree of financial certainty and appropriate incentives to retain and motivate executives;

- payouts under annual performance incentive awards that are partially in the form of equity awards containing vesting requirements beyond the performance period, furthering both retention and incentive goals;

- annual and long-term performance incentive award payouts that are dependent upon the achievement of multiple distinct goals, avoiding overemphasis on any one metric and mitigating excessive risk-taking;

- payouts of long-term performance incentive awards only following a three-year performance period;

- stock option awards that vest over a five-year period and only provide value if our stock price increases;

- incentive compensation plans that include clawback provisions that permit recovery of awards granted to executive officers;

- no automatic single trigger vesting provisions in connection with a change in control; incentive compensation plan awards require a "double trigger" — both a change in control and a termination of employment — to accelerate vesting; and

- no tax gross-ups to executive officers with respect to equity awards or golden parachute excise taxes.

For more information see page 31.

Key 2019 Compensation Actions

Key 2019 compensation decisions for our Named Executive Officers ("NEOs") included:

- most total direct compensation was performance-based and is considered "at risk" (90% for the CEO and 86% for all other NEOs as a group). See page 32.

- approval of the compensation package for our new Chief Financial Officer. See page 40;

- annual incentive awards for Company and individual performance during the year ended December 31, 2019 were earned below target for all NEOs. See page 35 .

- previously granted 2017 Long-Term Incentive Performance ("LTIP") awards, which had three-year performance goals of revenue growth, operating return on invested capital and relative total shareowner return ending in 2019, were earned at 82% of target. For more information see page 39.

- base salaries were increased by an average of 3.1% as a result of the annual salary review process. See page 34.

Say on Pay Vote

We maintain executive compensation programs that support the long-term interests of our shareowners. In 2017, our shareowners approved a non-binding resolution for us to provide shareowners with the opportunity to vote on the compensation of our NEOs every three years. After a review of various factors, including developments in corporate governance practices, the board has determined that beginning at the Annual Meeting, we will provide shareowners the opportunity to vote annually, on an advisory basis, on the compensation of our NEOs, as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in this proxy statement. For more information, see page 59.

Ratification of the Appointment of the Independent Registered Public Accounting Firm

The Board of Directors has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2020. The board recommends that you ratify the appointment. Following is summary information about the fees billed to us by Deloitte & Touche LLP during the years ended December 31, 2019 and 2018. For more information, see page 60.

	2019	2018
Fees Billed:		
Audit Fees	$16,464,000	$14,558,000
Audit-Related Fees	$ 1,266,000	$ 968,000
Tax Fees	$ 631,000	$ 825,000
Total	$18,361,000	$16,351,000

Shareowner Proposals

The board recommends you vote **AGAINST** shareowner proposals (1) requesting the preparation of an annual report on lobbying activities, (2) requesting the Company take action to reduce the voting power of our class A stock and (3) requesting the preparation of a report on reducing our total contribution to climate change. More information about these proposals is available starting on page 63.

Corporate Governance

We are committed to maintaining robust governance practices that benefit the long-term interests of all stakeholders. We regularly review and update our corporate governance practices in response to shareowner feedback, changes in law, and other corporate developments, as well as the evolving needs of our business. The following sections provide an overview of our corporate governance structure and processes, including key aspects of our board operations.

Selecting Director Nominees

Maintaining a board of individuals, independent of management and of the highest personal character, integrity and ethical standards is critical to the proper functioning of the board. The Nominating and Corporate Governance Committee also **seeks to promote diversity in the boardroom with respect to gender, age, ethnicity, skills, experience and other factors**. Our director biographies highlight the skills, experiences and backgrounds that led the board to conclude that each of these individuals should be nominated to serve as a director.

The Board's Director Nomination Process

1 **Review of Board Composition**

The board's annual evaluation helps the Nominating and Corporate Governance Committee identify the board's current and expected future needs by **assessing areas where additional expertise, skills or experience may be needed**. The Nominating and Corporate Governance Committee regularly conducts an in-depth board composition analysis.

2 **Identification of Candidates**

The Nominating and Corporate Governance Committee uses a variety of sources to identify potential candidates and emphasizes the importance of a diverse pool of candidates. Sources include board members, members of management and independent consultants, outside parties who may know of suitable candidates, and shareowner recommendations. Prospective candidate evaluations typically include feedback from independent consultants, the Nominating and Corporate Governance Committee's review of the candidate's background and qualifications, interviews with board members, and open discussions between the Committee and the full board. An independent consultant helps screen director candidates in consultation with the Nominating and Corporate Governance Committee. This process allows for **active and ongoing consideration of potential directors with a focus on long-term** Company strategy.

3 **Shortlisted Candidates**

The Nominating and Corporate Governance Committee maintains a list of potential director candidates according to desired skills, experiences and backgrounds. The list is reviewed at each Nominating and Corporate Governance Committee meeting and updated as appropriate. Each director candidate is carefully evaluated to ensure that existing and planned future commitments would not materially interfere with the candidate's responsibilities as a UPS director.

4 **Recommendation, Nomination and Annual Election**

Candidates recommended by the Nominating and Corporate Governance Committee and approved by the board are nominated for election. **All directors are elected annually** at the Annual Meeting.

Result **7 new independent directors added since 2010**

Shareowner Recommendations, Nominations and Proxy Access

The Nominating and Corporate Governance Committee considers shareowner recommended director candidates on the same basis as recommendations from other sources. Shareowners can recommend a director candidate to the Nominating and Corporate Governance Committee in writing to the following address: Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. Submissions should contain the name of the prospective candidate and describe the experience, qualifications, attributes and skills that make the individual a suitable director nominee.

As part of our ongoing commitment to strong corporate governance practices, we proactively adopted proxy access for shareowners. We provide a single shareowner, or group of up to 20 shareowners, that has owned at least 3 percent of UPS's outstanding stock continuously for at least three years, the ability to include director nominees in UPS's proxy materials for an annual meeting of shareowners. Shareowners may include in the proxy materials nominees for the greater of 20 percent of the board seats or two directors. Our Bylaws set forth the requirements for the formal shareowner nomination process for director candidates. These requirements are described under "Other Information—Submission of Shareowner Proposals and Director Nominations" on page 75.

Board Diversity

A wide range of perspectives is critical to effective corporate governance and oversight. When constituting the board and identifying director nominees, overall a key consideration of the Nominating and Corporate Governance Committee is diversity with respect to gender, age, ethnicity, skills, experience and other factors. The Committee assesses the effectiveness of its diversity efforts through periodic evaluations of the board's composition. Our 12 director nominees consist of three women, one African-American, two Europeans and an individual who spent his entire professional career in Asia. The director nominees range in age between 49 and 74 years.



Board Refreshment and Succession Planning



The Nominating and Corporate Governance Committee regularly considers the long-term make-up of our Board of Directors and how board composition changes over time. The Committee also considers the skills needed on our board as our business evolves. The board seeks to balance the knowledge and experience that comes from longer-term board service with new ideas and energy that can come from new directors. Since 2010 we have added 7* new independent directors to the board and have had 6 directors retire. The median tenure of the director nominees of approximately 8 years reflects an appropriate balance between different perspectives brought by long-serving directors and new directors.

Director Independence



Our Corporate Governance Guidelines include director independence standards consistent with the listing standards of the New York Stock Exchange ("NYSE"), which require a majority of the directors to be independent. Our Corporate Governance Guidelines are available on the governance section of our investor relations website at www.investors.ups.com.

*   Carol Tomé will become Chief Executive Officer on June 1, 2020 and will no longer be considered an independent director.

The board evaluated each director's independence in February 2020 and considered whether there were any relationships between UPS and each director, or any member of his or her immediate family. The board also examined whether there were any relationships between UPS and organizations where a director is or was a partner, principal shareowner or executive officer. Specifically, the board evaluated certain ordinary course business transactions and relationships between UPS and the organizations that currently or previously in the prior year employed Michael Burns and John Stankey, or their immediate

family members. The board determined that none of these transactions or relationships were material to the Company, the individuals or the organizations with which they were associated.

As a result of this review, the board affirmatively determined that all our director nominees (other than our current Chairman and Chief Executive Officer, David Abney, and our next Chief Executive Officer, Carol Tomé) are independent. All members of the Audit, Compensation, Nominating and Corporate Governance, and Risk Committees are independent.

Board Leadership Structure

Based on the periodic evaluation and recommendation of the Nominating and Corporate Governance Committee, the board determines the most appropriate board leadership structure,

including who should serve as Chairman, and whether the roles of Chairman and Chief Executive Officer should be separated or combined.

Current Board Leadership

UPS Chief Executive Officer David Abney has primary responsibility for managing the Company's day–to-day operations, and he draws on his extensive knowledge of our business, industry and competitive developments, key customers and business partners to set the board's agenda. David communicates UPS's strategy to shareowners, employees, regulators, customers and the public. He provides open and frequent feedback to board members on significant matters within and outside of the board meeting cycle. David is available to all directors between meetings and meets regularly with the lead independent director, as described below, to receive feedback from the board. He seeks to ensure that board meetings are productive and interactions with the directors facilitate a useful exchange of viewpoints.

As a result, the board has determined that David Abney is best positioned to continue to lead the board as Chairman at this time to focus the board's attention on the issues of greatest importance to the Company and its shareowners.

At the same time, independent oversight is important to the board. Our Corporate Governance Guidelines provide that if the positions of Chairman and Chief Executive Officer are combined, or if the Chairman is not an independent director, the independent directors will appoint an independent member to serve as lead independent director.

The lead independent director's authority and responsibilities include:

- presiding at meetings of the board at which the Chairman is not present, including executive sessions of the non-management and independent directors;

- approving information sent to the board;

- approving the agenda and schedule for board meetings to provide sufficient time for discussion of all agenda items;

- serving as liaison between the Chairman and the non-management and independent directors;

- being available for consultation and communication with major shareowners upon request; and

- having authority to call executive sessions of the non-management and independent directors.

The independent members of the board have appointed Bill Johnson as lead independent director. Bill devotes significant time to understanding our business and communicating with the Chairman and Chief Executive Officer, and other directors, between meetings. He provides significant input into the board meeting agendas, and he spends time with our Chairman and Chief Executive Officer after each board meeting to provide feedback. He also periodically meets with our largest shareowners to answer questions and to provide perspective on appropriate topics, such as the Company's culture and governance practices.

Furthermore, all of the members of each of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Risk Committee are independent. Each committee is led by a chairperson who sets the meeting agendas and reports to the full board on the committee's work. Additionally, the independent directors meet in executive session without management present at each board meeting, as described below. This structure provides the best form of leadership for the Company and its shareowners at this time.

Board Leadership Changes

As discussed above, David Abney will retire as Chief Executive Officer on June 1, 2020. The board has determined that in order to assist with transition matters, David should serve as Executive Chairman of the board until he retires from the board on September 30, 2020. The board also decided that, given the evolving needs of the Company, thereafter Bill Johnson should serve as the independent Chairman of the board. The board believes that this structure will promote continued independent board leadership while enabling our new Chief Executive Officer to focus on leading the Company. Bill has served on our board since 2009 and as our independent Lead Director since 2016. He has deep institutional knowledge of the Company and will provide strong continuity of leadership.

Executive Sessions of Independent Directors

Directors hold executive sessions without management present at each regular board meeting. The lead independent director determines the agenda for each session, presides at each session and, after the session, acts as a liaison between the independent directors and the Chairman and Chief Executive Officer. The lead independent director may invite the Chairman and Chief Executive Officer to join the session for certain discussions when deemed appropriate.

Board and Committee Evaluations

The board employs both an ongoing informal and a formal annual process to evaluate its performance and the contributions of individual directors to the successful execution of the board's obligations. The Chairman and the board's lead independent director frequently discuss the performance of the board and the board's committees, and have informal discussions about individual director contributions to the board. The lead independent director shares feedback from these discussions with the full board and with individual board members.

Formal Evaluation Process

1 Detailed Formal Annual Evaluation Process

The charters of each of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Risk Committee require an annual performance evaluation. The Nominating and Corporate Governance Committee oversees the annual board assessment process and the implementation of the annual committee assessments.

2 Questionnaires

All board and committee members complete a detailed confidential questionnaire each year. The questionnaire provides for quantitative ratings in key areas, including overall board effectiveness, meeting effectiveness, access to information, information format, board committee structure, access to management, succession planning, meeting dialogue, communication with the Chief Executive Officer, operational reporting, financial oversight, capital structure and financing, capital spending, long-term strategic planning, risk oversight, crisis management and time management. The questionnaire also allows directors to provide written feedback and make detailed anonymous comments.

3 Review

The Chair of the Nominating and Corporate Governance Committee reviews the responses with the chairs of the other board committees. The Chair of the Nominating and Corporate Governance Committee also discusses the board evaluation results with the full board.

4 Follow-up

Matters requiring follow-up are addressed by the Chair of the Nominating and Corporate Governance Committee or the chairs of the other committees as appropriate.

Result Feedback from the evaluations has driven several improvements in board operations over the last few years, including the format of delivery of board meeting materials, board meeting agendas and recurring topics, strategic planning and oversight, director recruitment practices and orientation, and succession planning.

Majority Voting and Director Resignation Policy

Our Bylaws provide for majority voting in uncontested director elections. This means that in order to be elected, the number of votes cast for a nominee must exceed the number of votes cast against that person. Any incumbent director who does not receive a majority of the votes cast must offer to resign from the board.

In such an event, the Nominating and Corporate Governance Committee will recommend to the board whether to accept or reject the director's offer to resign after considering all relevant factors. The board will act on the recommendation within 90 days following certification of the election results. The board will take into account the factors considered by the Nominating and Corporate Governance Committee and any additional relevant information.

Any director who offers to resign must recuse himself or herself from the board vote, unless the number of independent directors who were successful incumbents is fewer than three. The board will promptly disclose its decision regarding any director's offer to resign, including its reasoning. If the board determines to accept a director's offer to resign, the Nominating and Corporate Governance Committee will recommend whether and when to fill such vacancy or whether to reduce the size of the board.

Risk Oversight

Board Oversight of Risk

Board of Directors

Effective risk management is an important component of the board's oversight obligation. Our board regularly engages in discussions of our most significant risks and how these risks are being managed. The board reviews periodic assessments from the Company's enterprise risk management process that are designed to identify potential events that may affect the achievement of the Company's objectives or have a material adverse effect on the Company. As a component of exercising its risk management oversight responsibilities, the board has delegated to its standing committees responsibilities as set out below. The board receives reports on appropriate areas of risk management from the committee chairs regularly.

Risk Committee	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Oversees management's identification and evaluation of strategic enterprise risks, including risks associated with intellectual property, operations, privacy, technology, information security, cybersecurity and cyber incident response, and business continuity.	Oversees policies with respect to financial risk assessment, including guidelines to govern the process by which major financial and accounting risk assessment and management is undertaken.	Considers risks associated with our compensation policies and practices, with respect to both executive compensation and compensation generally.	Considers risks related to governance matters, including succession planning for the Chief Executive Officer and other senior officers.

The Company's General Counsel, Chief Information Officer, and the head of the Company's compliance and internal audit functions have regularly scheduled individual private meetings with the Risk Committee.

The Risk Committee also provides an annual update to the full board on the Company's enterprise risk management survey and risk assessment results. The update enables the board to provide feedback to the Company about significant enterprise risks, and to assess the Company's identification of its most significant risk areas. The Risk Committee also coordinates with the Audit Committee as necessary and appropriate to enable the Audit Committee to perform its responsibilities.

The Audit Committee has certain statutory, regulatory, and other responsibilities with respect to oversight of risk assessment and risk management. Specifically, the Audit Committee is responsible for overseeing policies with respect to financial risk assessment. The head of the Company's compliance and internal audit functions regularly reports to the Audit Committee, and each of the General Counsel, Chief Financial Officer and the compliance and internal audit department manager have regularly scheduled private sessions with the Audit Committee.

In addition, the Company's General Counsel reports directly to our Chairman and CEO, providing him with visibility into the Company's risk profile. The board believes that the work undertaken by its committees, together with the work of the full board and the Company's senior management, enables effective oversight of the Company's management of risk. For more information about the board's committees and their responsibilities see page 28.

Strategic Planning and Oversight

Setting the strategic course of the Company involves a high level of constructive engagement between management and the board. Acting as a full board and through each board committee, the board is fully engaged in the Company's strategic planning process. Management develops and prioritizes strategic plans on an annual basis. Management then reviews these plans with the board, along with the Company's challenges, industry dynamics, and legal, regulatory and governance developments, among other factors, during an annual board strategy meeting.

Management provides the board with comprehensive updates throughout the year regarding the implementation and results of the Company's strategic plans, as well as monthly updates regarding the Company's financial performance. In addition, the CEO communicates regularly with the board on important business opportunities, financial and operational performance, risks and other Company developments such as labor relations, customer interactions and media coverage during and outside the regular board meeting cycle.

This process allows the board to leverage its substantial experience and expertise in strategy development to execute effectively on its oversight responsibility of our corporate strategy and long-range operating plans.

Management Succession Planning and Development

Succession planning and talent development are important at all levels within our organization. The board oversees management's emergency and long-term succession plans at the executive officer level, most importantly the CEO position. The board annually reviews succession plans for senior management including the CEO, all in the context of the Company's overall business strategy and with a focus on risk management. More broadly, the board is regularly updated on key talent indicators for the overall workforce, including diversity, recruiting and development programs.

The board's succession planning activities are ongoing and strategic, and are supported by board committees and independent third-party consultants as needed. In addition, the CEO annually provides his assessment to the board of senior leaders and their potential to succeed at key senior management positions. As a part of this process, potential leaders interact with board members through formal presentations and during informal events. This process resulted in the hiring of Brian Newman as the Company's new CFO in September 2019 in connection with Richard Peretz's retirement announcement, and the March 2020 announcement of the hiring of Carol Tomé as the Company's next CEO following David Abney's retirement on June 1, 2020.

Meeting Attendance

The board held 6 meetings during 2019. Also during 2019, the Audit Committee met 10 times, the Compensation Committee met 5 times, the Nominating and Corporate Governance Committee met 4 times and the Risk Committee met 4 times. Board meetings generally occur over two days. Prior to board meetings, the lead independent director and the board's committee chairs work with management to determine and prepare agendas for the meetings. The board committees generally meet on the first day of the board meeting, followed by the board meeting and a dinner. The board dinner presents opportunities for continued discussions or questions, interactions with senior management and exposure to other employees. The second day typically consists of reports from each committee chair to the full board, additional presentations by internal business leaders or others with expertise in various subject matters, and an executive session consisting of only independent board members. The executive sessions are chaired by our lead independent director.

If a director cannot attend a meeting in person, they typically participate by teleconference. All of our directors attended greater than 90% of the total number of board and any committee meetings of which he or she was a member in 2019. Our directors are expected to attend each annual meeting, and all directors attended the 2019 Annual Meeting. The independent directors met in executive session at all of the board meetings held in 2019.

Code of Business Conduct

We are committed to conducting our business in accordance with the highest ethical principles. Our Code of Business Conduct is applicable to anyone who represents UPS, including our directors, executive officers and all other employees and agents of UPS. A copy of our Code of Business Conduct is available under the heading "ESG – Governance Documents" on our investor relations website at www.investors.ups.com.

Conflicts of Interest and Related Person Transactions

Our Audit Committee is responsible for overseeing our Code of Business Conduct, which includes policies regarding conflicts of interest. The Code requires employees and directors to avoid conflicts of interest, defined as situations where the person's private interests conflict, or may appear to conflict, with the interests of UPS.

The board has adopted a related person transactions policy that applies to any transaction or series of transactions in which: (1) the Company or any of its subsidiaries is a participant; (2) any "related person" (executive officer, director, greater than 5% beneficial owner of the Company's common stock, or an immediate family member of any of the foregoing) has or will have a material direct or indirect interest; and (3) the aggregate amount involved since the beginning of the Company's last completed fiscal year will exceed or may reasonably be expected to exceed $100,000.

The policy provides that related person transactions that may arise during the year are subject to Audit Committee approval or ratification. In determining whether to approve or ratify a transaction, the Audit Committee will consider, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party, the extent of the related person's interest in the transaction, whether the transaction would impair independence and whether there is a business reason for UPS to enter into the transaction. A copy of the policy is available under the heading "ESG – Governance Documents" on our investor relations website at www.investors.ups.com. The Company did not engage in any related person transactions since January 1, 2019 that required disclosure in this Proxy Statement or under the Company's policy.

At least annually, each director and executive officer completes a detailed questionnaire regarding any business relationships that may give rise to a conflict of interest, including transactions where UPS is involved and where an executive officer, a director or a related person has a direct or indirect material interest. We also review the Company's financial systems and related person transactions to identify potential conflicts of interest. The Nominating and Corporate Governance Committee reviews the information from the questionnaires and our financial systems and makes recommendations to the Board of Directors regarding the independence of each board member. We have immaterial normal course of business transactions and relationships with companies with which our directors are associated. The Nominating and Corporate Governance Committee reviewed the transactions and relationships that occurred since January 1, 2019 and believes they were entered into on terms that are both reasonable and competitive and did not affect director independence. Additional transactions and relationships of this nature may be expected to take place in the ordinary course of business in the future.

Transactions in Company Stock

We prohibit our executive officers and directors from hedging their ownership in UPS stock. Specifically, they are prohibited from purchasing or selling derivative securities relating to UPS stock and from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of UPS securities. We also prohibit our executive officers and directors from entering into pledges of UPS stock.

Furthermore, our employees, officers, and directors are prohibited from engaging in short sales of UPS stock.

Shareowner Engagement

Responsiveness to Shareowners

Shareowner engagement is an essential aspect of corporate governance. Our management team participates in numerous investor meetings throughout the year to discuss our business, our strategy and our financial results. These meetings include in-person, telephone and webcast conferences, as well as key site visits. Our Investor Relations team reports to the board periodically on these interactions as well as on investor sentiment.

During this proxy season, our management team contacted holders of over 43% of our class B common stock to discuss ESG matters, including our corporate governance policies and practices, and our executive compensation programs. We also proactively correspond with key investors throughout the year. We inform the board about our conversations with key investors concerning ESG matters through the Compensation Committee and the Nominating and Corporate Governance Committee. The Compensation Committee also annually engages an independent compensation consultant to review executive compensation trends that may be important to our investors.



We consider the views of our shareowners when evaluating our governance policies; for example, we recently:



The Compensation Committee considers shareowner feedback, along with the market information and analysis provided by its independent compensation consultant, when making decisions about our executive compensation programs. We have:

- announced the separation of the Chairman and CEO roles in connection with our pending leadership transition;
- voluntarily adopted policies to provide an annual say on pay vote;
- proactively adopted proxy access;
- instituted a requirement for a lead independent director if our Chairman is not independent;
- adopted prohibitions on hedging and pledging of Company stock by executive officers and directors;
- expanded disclosure about the board's role in strategic planning;
- enhanced disclosure and governance regarding political contributions;
- expanded our sustainability disclosure;
- enhanced our disclosure about board refreshment and succession planning, as well as our board self-evaluation process;
- enhanced disclosure about diversity;
- expanded the Audit Committee's report in the proxy statement; and
- updated the presentation of our proxy statement to enhance readability.

- increased the performance-based equity component in our compensation programs;
- eliminated single-trigger equity vesting following a change in control;
- added relative total shareowner return as a component of our Long-Term Incentive Plan awards;
- provided additional detail around the performance measures used for our annual and long-term incentive plans;
- eliminated tax gross-ups;
- added an individual payout cap to our annual incentive plan; and
- enhanced executive compensation disclosure, including how the metrics in our Long-Term Incentive Plan align with long-term value creation for our shareowners.

Communicating with our Board of Directors

Shareowners or other interested parties who wish to communicate directly with our board, with our non-management directors as a group or with the lead independent director, may do so by writing to the Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. Please specify to whom your letter should be directed. After review by the Corporate Secretary, appropriate communications will be promptly forwarded to the addressee. Advertisements, solicitations for business, requests for employment, requests for contributions, matters that may be better addressed by management or other inappropriate materials will not be forwarded.

17

Political Contributions and Lobbying

Overview

Our responsible participation in the U.S. political process is important to our success and the protection of shareowner value. We participate in this process in accordance with good corporate governance practices. Our Political Contributions and Lobbying Policy ("policy") is available at www.investors.ups.com. The following discussion highlights our practices and procedures regarding political contributions and lobbying:

- Our policy is overseen by the Nominating and Corporate Governance Committee;

- as a general matter, UPS does not make corporate political contributions;

- any deviations from the prohibition against corporate political contributions must be approved by the Nominating and Corporate Governance Committee and reported in UPS's semi-annual political contribution report; and

- UPS offers certain eligible employees the opportunity to make political contributions through a Company-sponsored political action committee, called the UPS Political Action Committee, or UPSPAC. UPSPAC is organized and operated on a strictly voluntary, nonpartisan basis and is registered with the Federal Election Commission.

Oversight and Processes

Political contributions are made in a legal, ethical and transparent manner that we believe best represents the interests of our shareowners. All political and lobbying activities are conducted only with the prior approval of our Public Affairs department and in accordance with the terms of our policy. Senior management works with Public Affairs to focus our involvement at all levels of government on furthering our business objectives and our goals of protecting and enhancing shareowner value. The president of our Public Affairs department reviews all political and lobbying activities and regularly reports to the board and to the Nominating and Corporate Governance Committee.

Lobbying and Trade Associations

Our Public Affairs department is responsible for coordinating our lobbying activities, including engagements with federal, state, and local governments. UPS is a member of a variety of trade associations and other tax exempt organizations that engage in lobbying. The Company may participate in lobbying activities when involvement is consistent with specific business objectives. These decisions are subject to board oversight and are regularly reviewed by the Nominating and Corporate Governance Committee.

- Lobbying activities are conducted only with the prior approval of our Public Affairs department, which works with senior management to focus on furthering our business objectives and our goal of protecting and enhancing shareowner value.

- The Nominating and Corporate Governance Committee regularly reviews UPS's participation in trade associations and other tax exempt organizations that engage in lobbying to determine if our involvement is consistent with specific UPS business objectives.

We have comprehensive policies, practices and tracking mechanisms to support and govern our lobbying activities. These mechanisms cover compliance with laws and regulations regarding the lobbying of government officials, the duty to track and report lobbying activities, and the obligation to treat lobbying costs and expenses as nondeductible for tax purposes.

Transparency

We are committed to meaningful transparency with respect to our political activities. We publish a semi-annual report disclosing the following information under the heading "ESG – Political Contributions" on our investor relations website at www. investors.ups.com, which is reviewed and approved by the Company's Nominating and Corporate Governance Committee prior to publication:

- Amounts and recipients of any federal and state political contributions made by us in the United States (if any such expenditures are made); and

- payments to trade associations that receive $50,000 or more from us and that use a portion of the payment for political contributions, as reported by the trade association to us.

We also file a publicly available federal Lobbying Disclosure Act Report each quarter, providing information on activities associated with influencing legislation through communications with any member or employee of a legislative body or with any covered executive branch official. The report also provides disclosure on expenditures for the quarter, describes the specific pieces of legislation that were the topic of communications, and identifies the individuals who lobbied on behalf of UPS.

UPS files similar periodic reports with state agencies reflecting state lobbying activities which are also publicly available.

Sustainability

We are the world's largest package delivery company, a leader in the U.S. less-than-truckload industry and a premier provider of global supply chain management solutions. We operate one of the largest airlines in the world, as well as the world's largest private fleet of alternative-powered vehicles. We are a global leader in logistics, with more than 495,000 employees, serving 10.6 million customers daily in more than 220 countries and territories. Our success depends on economic stability, global trade and a society that welcomes opportunity. We understand the importance of acting responsibly as a business, an employer and a corporate citizen.

Consideration of economic, environmental and social sustainability risks and opportunities are a part of our comprehensive enterprise risk management program. The board regularly reviews the effectiveness of our risk management and due diligence processes related to material sustainability topics. In addition, the board actively considers these factors in connection with the board's involvement in UPS's strategic planning process. The board delegates authority for day-to-day management of sustainability topics to management. Our chief sustainability officer periodically reports to the board regarding sustainability strategies, priorities, goals and performance. In addition, the board is regularly briefed on issues of concern for customers, unions, employees, retirees and investors. Furthermore, the board oversees efforts of management to develop our values, strategies and policies related to economic, environmental and social impacts.

Each year we publish a corporate sustainability report showcasing the aspirations, achievements and challenges of our commitment to balancing the social, economic and environmental aspects of our business. The report is reviewed by the board prior to publication. Below is a list of key goals outlined in our most recent report:

- reduce by 12% absolute greenhouse gas ("GHG") emissions across our global ground operations by 2025;
- source 25% of total electricity needs from renewable sources by 2025;
- source 40% of ground fuel from low carbon or alternative fuels by 2025;
- 25% of annual vehicle purchases by 2020 will be alternative fuel and advanced technology vehicles;
- improve our lost time injury frequency 1 percent by 2020;
- reduce the number of vehicle accidents 3 percent by 2020;
- increase total annual charitable contributions to $117 million by 2020;
- complete 20 million hours of global volunteerism and community service by the end of 2020; and
- plant 15 million trees by 2020.

Our Sustainability Report is available at www.sustainability.ups.com.

Corporate Governance Guidelines and Committee Charters

Our Corporate Governance Guidelines are available under the heading "ESG – Governance Documents" on our investor relations website at www.investors.ups.com. The charters for each of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Risk Committee also are available on the website. Each committee reviews its charter annually to determine if any changes are needed. In addition, the

Nominating and Corporate Governance Committee reviews our Corporate Governance Guidelines annually and recommends any changes to the board for approval. When considering changes to our committee charters or Corporate Governance Guidelines, we take into account current governance trends and best practices, advice from outside sources and input from our investors.

Our Board of Directors

Proposal 1 — Director Elections

> **What am I voting on?** Shareowners are being asked to elect each of the 12 director nominees named in this Proxy Statement to hold office until the 2021 Annual Meeting and until their respective successors are elected and qualified.
>
> **Voting Recommendation:** Our Board of Directors recommends that shareowners vote **FOR** the election of each nominee.
>
> **Vote Required:** A director will be elected if the number of votes cast for that director exceeds the number of votes against that director.

The board has nominated the 12 persons named below for election as directors at the Annual Meeting. David Abney will be retiring from his role as Chief Executive Officer effective June 1, 2020. At that time, Carol Tomé will assume the role of Chief Executive Officer, and David will become Executive Chairman of the board, serving in such role until September 30, 2020. The board determined that it is appropriate that Carol continue to serve as a member of the board in connection with this leadership transition. With the exception of David, all nominees will serve until the next Annual Meeting and until their respective successors are elected and qualified. Each nominee was elected by shareowners at our last Annual Meeting. If any nominee is unable to serve as a director, which we do not anticipate, the board may reduce the number of directors that serve on the board or choose a substitute nominee. Any nominee who is currently a director, and for whom more votes are cast against than are cast for, must offer to resign from the board.

Biographical information about the nominees for director appears below, including information about the experience, qualifications, attributes and skills considered by our Nominating and Corporate Governance Committee and board in determining that the nominee should serve as a director. For additional information about how we identify and evaluate nominees for director, see "Corporate Governance — Selecting Director Nominees" on page 10.



David P. Abney

UPS Chairman and Chief Executive Officer

Age: 64

Director since 2014

Skills and Experience

- Leadership
- Management of large, complex businesses
- Logistics
- International business
- Executing strategic acquisitions

Other Public Company Boards

- Macy's, Inc.

Board Committee

- Executive (Chair)

Career

David became UPS's Chief Executive Officer in 2014, and assumed the role of Chairman of the Board of Directors in 2016. David previously served as chief operating officer since 2007, overseeing logistics, sustainability, engineering and all facets of the UPS transportation network. Before serving as COO, David was president of UPS International, leading the company's strategic initiative to increase its global logistics capabilities. During his career, he was also involved in a number of global acquisitions that included the Fritz Companies, Stolica, Lynxs, and Sino-Trans in China. Earlier in his career, he served as president of SonicAir, a same-day delivery service that signaled UPS's move into the service parts logistics sector. David began his UPS career in 1974 in Greenwood, Mississippi.

David will retire as CEO effective June 1, 2020. To assist with transition matters, David will remain on the board and will serve as Executive Chairman from June 1, 2020 until September 30, 2020 and as special consultant to the Chief Executive Officer and the board from September 30, 2020 until December 31, 2020, at which time he will retire from UPS.

In addition to his corporate responsibilities, David serves as a Trustee of The UPS Foundation and as a Trustee of the Annie E. Casey Foundation. He was the 2019 Chairman of the Metro Atlanta Chamber of Commerce, is the former Chairman and current member of the World Affairs Council of Atlanta, and is a member of the Business Roundtable. David serves on the Board of Directors of Macy's Inc. and is a board member of the nonprofit organization, Catalyst. He served on the Board of Directors of Johnson Controls International plc until 2018.

Reasons for election to the UPS Board

David has a thorough understanding of our strategies and operations gained through his over 46 years of service to our Company, a complex, global business enterprise with a large, labor-intensive workforce. He has significant experience in operations, having served as our Chief Operating Officer for more than seven years, including in-depth knowledge of logistics. He also has significant international experience, having spent a number of years overseeing our international group. In addition, David has experience serving as a director of other companies, including Johnson Controls, a global diversified technology and industrial company serving customers in more than 150 countries, and Macy's, one of the nation's premier retailers.



Rodney C. Adkins

Former Senior Vice President, International Business Machines

Age: 61

Director since 2013

Skills and Experience

- Technology and technology strategy
- Global business operations
- Supply chain management

Other Public Company Boards

- Avnet, Inc.
- PayPal Holdings, Inc.
- W.W. Grainger, Inc.

Board Committees

- Risk (Chair)
- Compensation

Career

Rod is President of 3RAM Group LLC, a private company specializing in capital investments, business consulting and property management services. Rod previously served as IBM's Senior Vice President of Corporate Strategy before retiring in 2014. Rod was previously Senior Vice President, Systems and Technology Group, a position he held since 2009, and Senior Vice President of STG Development and Manufacturing, a position he held since 2007. In his over 30-year career with IBM, a multinational technology company, Rod held a number of other development and management roles, including general management positions for the PC Company, UNIX Systems and Pervasive Computing.

Rod currently serves as non-executive Chairman of Avnet, Inc., in addition to serving on the Boards of Directors of PayPal Holdings, Inc. and W.W. Grainger, Inc. He also served on the Boards of Directors of Pitney Bowes, Inc. until 2013 and PPL Corporation until 2019.

Reasons for election to the UPS Board

As a senior executive of a public technology company, Rod gained a broad range of experience, including experience in emerging technologies and services, global business operations, and supply chain management. He is a recognized leader in technology and technology strategy. In addition, Rod has experience serving as a director of other publicly traded companies.



Michael J. Burns

Former Chairman, Chief Executive Officer and President, Dana Corporation

Age: 68

Director since 2005

Skills and Experience

- Leadership
- Management of large, complex businesses
- Design, engineering, manufacturing, sales and distribution
- Technology

Board Committee

- Audit

Career

Mike was the Chairman, President and Chief Executive Officer of Dana Corporation from 2004 until his retirement in 2008. He joined Dana Corporation in 2004 after 34 years with General Motors Corporation. Mike had served as President of General Motors Europe since 1998.

Reasons for election to the UPS Board

Mike has years of senior leadership experience gained while managing large, complex businesses and leading an international organization that operated in a highly competitive industry. He also has experience in design, engineering, manufacturing, and sales and distribution. Mike also brings deep knowledge of technology and the supply of components and services to major vehicle manufacturers.



William R. Johnson

UPS Lead Director

*Former Chairman,
President and Chief Executive
Officer, H.J. Heinz Company*

Age: 71

Director since 2009

- Lead Director since 2016

Skills and Experience

- Leadership
- Management of large, complex businesses
- Operations
- Marketing and brand development
- Logistics

Other Public Company Boards

- PepsiCo, Inc.

Board Committees

- Nominating and Corporate Governance (Chair)
- Executive

Career

Bill served as Chairman, President and Chief Executive Officer of the H.J. Heinz Company, a global packaged foods manufacturer, from 2000 until his retirement in 2013. He became President and Chief Operating Officer of Heinz in 1996, and assumed the position of President and Chief Executive Officer in 1998.

Bill also serves on the Board of Directors of PepsiCo, Inc. He served on the Boards of Directors of H.J. Heinz Company until 2013, Education Management Corporation until 2014, and Emerson Electric Company until 2017.

Reasons for election to the UPS Board

Bill has significant senior management experience gained through over 13 years of service as the Chairman and Chief Executive Officer of H.J. Heinz, a corporation with significant international operations and a large, labor intensive workforce. He also has deep experience in operations, marketing, brand development and logistics.



Ann M. Livermore

*Former Executive Vice President,
Hewlett Packard Company*

Age: 61

Director since 1997

Skills and Experience

- Management of large, complex businesses
- Technology strategy
- Sales and marketing

Other Public Company Boards

- Hewlett Packard Enterprise Company
- Qualcomm Incorporated

Board Committees

- Compensation (Chair)
- Risk
- Executive

Career

Ann was Executive Vice President of the HP Enterprise Business at Hewlett Packard until her retirement in 2011. Ann joined HP in 1982 and has held a variety of management positions in marketing, sales, research and development, and business management before being elected a corporate vice president in 1995.

Ann serves on the Boards of Directors of Hewlett Packard Enterprise Company, Qualcomm Incorporated, and D2iQ (formerly Mesosphere), a private software company. She served on the Board of Directors of Hewlett Packard Company until 2015. Ann is also a lecturer at the Stanford Graduate School of Business.

Reasons for election to the UPS Board

Ann has extensive experience in senior leadership positions at HP, one of the world's largest information technology companies. This experience includes leading a complex global business organization with a large workforce. Through her 29 years at HP, she has gained knowledge and experience in the areas of technology, marketing, sales, research and development and business management.



Rudy H.P. Markham

Former Financial Director, Unilever

Age: 74

Director since 2007

Skills and Experience
- Finance, technology and international operations
- Management of large, complex businesses
- Business operations in Asia

Other Public Company Boards
- Corbion, N.V.

Board Committee
- Audit (Chair)

Career

Rudy was the Financial Director of Unilever from 2000 through his retirement in 2007. He joined Unilever in 1968. From 1989 through 1998 he was based in East Asia where he held a series of increasing responsibilities, ultimately serving as Business Group President North East Asia based in Singapore. Rudy joined the Board of Directors of Unilever as Strategy and Technology Director, became a member of its Executive Committee in 1998 and was subsequently appointed as Financial Director. In 2007, he retired from the Board of Directors of Unilever and as Chief Financial Officer.

Rudy also is Vice Chairman of the Supervisory Board of Corbion, N.V., formerly CSM, N.V. He served on the Boards of Directors of Standard Chartered Bank until 2014, Legal & General PLC until 2017, and Astra Zeneca PLC until 2019. Rudy is a British citizen and he currently resides in the U.K.

Reasons for election to the UPS Board

Rudy has significant experience in finance, technology and international operations that he gained through his almost 40 years of service at Unilever, one of the world's largest consumer goods companies. Rudy also has insight into the operations of an organization with a large, global workforce, and has a unique insight into operations based in Asia. Rudy's experience also includes service as a director of other Europe-based global public companies.



Franck J. Moison

Former Vice Chairman, Colgate-Palmolive Company

Age: 66

Director since 2017

Skills and Experience
- Executing strategic acquisitions
- Emerging markets
- International business

Other Public Company Boards
- Hanes Brands, Inc.

Board Committees
- Nominating and Corporate Governance
- Risk

Career

Franck was Vice Chairman for the Colgate-Palmolive Company, a global consumer products company, a position he held from 2016 until his retirement in 2018. He led Colgate-Palmolive's operations in Asia, South Pacific and Latin America, and he also led Global Business Development. Previously, he was Chief Operating Officer of Emerging Markets from 2010 until 2016, and he was given additional responsibility for Business Development in 2013. Beginning in 1978, Franck served in various management positions with the Colgate-Palmolive Company, including President, Global Marketing, Global Supply Chain & R&D from 2007 to 2010, and President, Western Europe, Central Europe and South Pacific from 2005 to 2007.

He serves on the Boards of Directors of Hanes Brands, Inc., and Somalogic (a private biotech company), the advisory Board of Ses-Imagotag in France, is a director of the French American Chamber of Commerce, is Chairman of the International Advisory Board of the EDHEC Business School (Paris, London, Singapore) and is a member of the International Board of the McDonough School of Business at Georgetown University. He served on the Board of Directors of H.J. Heinz Corporation until 2013.

Reasons for election to the UPS Board

Franck has extensive experience as a senior executive at a large organization engaged in international business. He is a leader in consumer product innovation, strategic marketing, acquisitions, and emerging market business development. He is a highly accomplished marketing and operating executive in the global consumer products industry. In addition, Franck has experience serving as a director of other publicly traded companies.



Clark "Sandy" T. Randt, Jr.

Former U.S. Ambassador to the People's Republic of China

Age: 74

Director since 2010

Skills and Experience

- Facilitating business throughout Asia
- Diplomacy and international trade
- Advisor on international matters

Other Public Company Boards

- Qualcomm Incorporated
- Valmont Industries, Inc.
- Wynn Resorts, Ltd.

Board Committees

- Compensation
- Nominating and Corporate Governance

Career

Sandy is President of Randt & Co. LLC, a company that advises firms with interests in China. Sandy is a former U.S. ambassador to the People's Republic of China, where he served from 2001 until 2009. From 1994 through 2001, he was a partner resident in the Hong Kong office of Shearman & Sterling, a major international law firm, where he headed the firm's China practice. From 1982 through 1984, Sandy served as First Secretary and Commercial Attaché at the U.S. Embassy in Beijing. In 1974, he was the China representative of the National Council for United States-China Trade, and from 1968 to 1972, he served in the U.S. Air Force Security Service.

Sandy also serves on the Boards of Directors of Qualcomm Incorporated, Valmont Industries, Inc. and Wynn Resorts, Ltd.

Reasons for election to the UPS Board

Sandy has substantial experience in Asia and in facilitating business throughout Asia. He is recognized as one of America's foremost authorities on China and has more than 35 years of direct experience in Asia. He brings to the board experience in diplomacy and international trade. He has experience as an advisor on international matters to large, multinational corporations, and brings the experience of leading the China practice of a major international law firm.



Christiana Smith Shi

Former President of Direct-to-Consumer, Nike, Inc.

Age: 60

Director since 2018

Skills and Experience

- E-commerce
- Global retail operations
- Supply chain management

Other Public Company Boards

- Mondelēz International, Inc.

Board Committees

- Compensation
- Risk

Career

Christiana is currently the founder and principal at Lovejoy Advisors, LLC, an advisory services firm that assists clients with digitally transforming consumer and retail businesses. She was the President, Direct-to-Consumer, for Nike, Inc., a global apparel company, from 2013 until 2016. From 2012 through 2013, she was Nike's Vice President and General Manager, Global Digital Commerce. She joined Nike in 2010 as Vice President and Chief Operating Officer, Global Direct-to-Consumer. Prior to joining Nike, Christiana spent 24 years at global management consulting firm McKinsey & Company, the last 10 as a senior partner. She began her career at Merrill Lynch & Company in 1981 and served in various trading, institutional sales and investment banking roles.

Christiana also serves on the Board of Directors of Mondelēz International, Inc. She served on the Boards of Directors of West Marine, Inc. until 2017 and Williams-Sonoma, Inc. until 2019.

Reasons for election to the UPS Board

Christiana has substantial experience in digital commerce, global retail operations and helping companies with transformative change. She also has strong supply chain and cost management expertise in the global consumer industry. She gained experience advising senior executives at consumer companies across North America, Europe, Latin America and Asia on leadership and strategy. Christiana also has extensive public company board experience.



John T. Stankey

President and Chief Operating Officer, AT&T Inc. and CEO, Warner Media LLC

Age: 57

Director since 2014

Skills and Experience

- Technology and communications services
- Global business operations
- Large, multi-national unionized workforces

Board Committee

- Audit

Career

John is responsible for three of AT&T's four business units — AT&T Communications, Warner Media and Xandr. John was appointed CEO of Warner Media in June 2018 and assumed his additional responsibilities in October 2019. John previously led the integration planning team in support of the AT&T and Time Warner merger, and prior to that, he served as CEO, AT&T Entertainment Group. John was named to that position after leading the company's acquisition of DIRECTV in 2015, when he was AT&T's Chief Strategy Officer, responsible for the company's corporate strategy, M&A, and business development initiatives.

In his three-decade career with AT&T, a multinational communications company, John has held a variety of other senior leadership positions, including: President and CEO – AT&T Business Solutions; President and CEO – AT&T Operations; Group President – Telecom Operations; Chief Technology Officer; and Chief Information Officer.

Reasons for election to the UPS Board

During his more than 30 year career at AT&T, John has gained significant experience in technology and communications services, strategic planning and execution, and global business operations. As a senior leader at one of the world's largest communications companies, John has extensive experience managing a large, complex, multi-national business with a large, labor intensive workforce, much of which is unionized. He also has experience working with a company that has both direct to consumer and business to business offerings.



Carol B. Tomé

Former Chief Financial Officer and Executive Vice President — Corporate Services, The Home Depot, Inc.

Age: 63

Director since 2003

Skills and Experience

- Financial expertise
- Strategic business development / e-commerce
- Management of large, complex businesses

Board Committees

- None

Career

Carol was recently appointed UPS's Chief Executive Officer, effective June 1, 2020. She was Chief Financial Officer of The Home Depot, Inc., one of the world's largest retailers, from May 2001, and Executive Vice President – Corporate Services from January 2007, until her retirement in August 2019. She provided leadership in the areas of real estate, financial services and strategic business development. Her corporate finance duties included financial reporting and operations, financial planning and analysis, internal audit, investor relations, treasury and tax. She previously served as Senior Vice President — Finance and Accounting / Treasurer from 2000 until 2001, and from 1995 until 2000, she served as Vice President and Treasurer.

Carol served on the Boards of Directors of Cisco Systems, Inc. and Verizon Communications, Inc. until March 2020. She also previously served as a Trustee of certain Fidelity funds in 2017.

Reasons for election to the UPS Board

Carol has extensive experience in corporate finance gained throughout her career at The Home Depot. She brings the experience of having served as Chief Financial Officer of a complex, multi-national business with a large, labor intensive workforce. Carol also has experience with strategic business development, including e-commerce strategy. Carol's past role as Chair of the Board of the Federal Reserve Bank of Atlanta also brings valuable financial experience.



Kevin Warsh

Former Member of the Board of Governors of the Federal Reserve System, Distinguished Visiting Fellow, Hoover Institution, Stanford University

Age: 49

Director since 2012

Skills and Experience

- Economic and business environment, domestically and internationally
- Private sector

Board Committees

- Compensation
- Nominating and Corporate Governance

Career

Kevin was a member of the Board of Governors of the Federal Reserve from 2006 until 2011. He currently serves as the Shepard Family Distinguished Visiting Fellow in Economics at Stanford University's Hoover Institution, a public policy think tank, and is a lecturer at its Graduate School of Business. In addition, Kevin provides strategic advisory services to a range of businesses. From 2002 until 2006, Kevin served at the White House as President George W. Bush's special assistant for economic policy and as executive secretary of the National Economic Council.

Kevin was previously employed by Morgan Stanley & Co. in New York, becoming vice president and executive director of that company's Mergers and Acquisitions department.

Reasons for election to the UPS Board

Kevin has extensive experience in understanding and analyzing the economic environment, the financial marketplace and monetary policy. He has a deep understanding of the global economic and business environment. Kevin also brings the experience of working in the private sector for a leading investment bank gained during his tenure at Morgan Stanley & Co.

Committees of the Board of Directors

The board has four committees composed entirely of directors meeting the NYSE's and our director independence requirements: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Risk Committee. Information about each of these committees is provided below. The board also has an Executive Committee that may exercise all powers of the Board of Directors in the management of our business and affairs, except for those powers expressly reserved to the board under Delaware law or otherwise limited by the board. David Abney is currently the Chair of the Executive Committee. In connection with the previously described leadership transitions, Carol Tomé will join the Executive Committee when she becomes Chief Executive Officer on June 1, 2020 and will become Chair of the Executive Committee when David ceases to serve as Executive Chairman on September 30, 2020. Independent directors Ann Livermore and Bill Johnson also serve on the Executive Committee. The Executive Committee did not hold any meetings during 2019.

Audit Committee[(1)]	Compensation Committee[(2)]	Nominating and Corporate Governance Committee[(2)]	Risk Committee
Rudy Markham, Chair Michael Burns John Stankey	Ann Livermore, Chair Rodney Adkins Clark Randt, Jr. Christiana Smith Shi Kevin Warsh	William Johnson, Chair Franck Moison Clark Randt, Jr. Kevin Warsh	Rodney Adkins, Chair Ann Livermore Franck Moison Christiana Smith Shi
Meetings in 2019: 10	**Meetings in 2019:** 5	**Meetings in 2019:** 4	**Meetings in 2019:** 4
Primary Responsibilities	**Primary Responsibilities**	**Primary Responsibilities**	**Primary Responsibilities**
• Assisting the board in discharging its responsibilities relating to our accounting, reporting and financial practices • Overseeing our accounting and financial reporting processes • Overseeing the integrity of our financial statements, our systems of disclosure controls and internal controls and our compliance with legal and regulatory requirements • Overseeing the performance of our internal audit function • Overseeing the engagement and performance of our independent accountants • Discussing with management policies with respect to financial risk assessment	• Assisting the board in discharging its responsibilities with respect to compensation of our executive officers • Reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer • Evaluating the Chief Executive Officer's performance and establishing compensation based on this evaluation • Reviewing and approving the compensation of other executive officers • Overseeing the evaluation of risk associated with the Company's total compensation strategy and compensation programs • Overseeing any outside consultants retained to advise the Committee • Recommending to the board the compensation to be paid to non-management directors	• Considering recommendations from the Chief Executive Officer and others regarding succession planning • Assisting the board in identifying and screening qualified director candidates, including shareowner submitted candidates • Recommending candidates for election or reelection to the board or to fill vacancies on the board • Aiding in attracting qualified candidates to serve on the board • Recommending corporate governance principles, including the structure, composition and functioning of the board and all board committees, the delegation of authority to subcommittees, board oversight of management actions and reporting duties of management	• Overseeing management's identification and evaluation of enterprise risks • Overseeing and reviewing with management our risk governance framework • Overseeing risk identification, risk tolerance, risk assessment and management practices for strategic enterprise risks • Reviewing approaches to risk assessment and mitigation strategies in coordination with the board and other board committees • Communicating with the Audit Committee as necessary and appropriate to enable the Audit Committee to perform its statutory, regulatory, and other responsibilities with respect to oversight of risk assessment and risk management

(1) Carol Tomé served as Chair of the Audit Committee until March 11, 2020. All members of the Audit Committee have been designated by the Board of Directors as audit committee financial experts. Each member of our Audit Committee meets the independence requirements of the NYSE and Securities and Exchange Commission ("SEC") rules and regulations applicable to audit committee members, and each is financially literate.

(2) Rudy Markham served as a member of the Compensation Committee and the Nominating and Corporate Governance Committee until March 11, 2020. Each member of our Compensation Committee meets the NYSE's independence requirements applicable to compensation committee members. In addition, each member is a non-employee director as required by Rule 16b-3 under the Securities Exchange Act of 1934. None of the members of the Compensation Committee is or was during 2019 an employee or former employee of UPS, and none had any direct or indirect material interest in or relationship with UPS outside of his or her position as a non-employee director. **Compensation Committee Interlocks and Insider Participation:** None of our executive officers serves or served during 2019 as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board of Directors or Compensation Committee.

Director Compensation

We compensate our non-employee directors with a mix of cash and equity. Equity compensation links director pay to the value of Company stock and aligns the interests of directors more closely with those of long-term shareowners. Our CEO does not receive any compensation for service as a director. Directors are also reimbursed for their expenses related to board membership.

The Compensation Committee of the Board of Directors conducts a review of director compensation generally every other year to ensure the program structure is consistent with best practices and current trends. The Compensation Committee's independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"), provides advice on the competitiveness of the Company's non-employee director compensation program and recommends changes to ensure compensation remains market competitive. During the Compensation Committee's most recent review of director compensation, it was determined that total board compensation was below our peer group median.

In May 2019, upon recommendation of the Compensation Committee, our board increased the annual cash retainer paid to non-employee directors from $105,000 to $110,000, and increased the value of the annual non-employee director restricted stock unit ("RSU") awards from $170,000 to $175,000. The Board of Directors also increased the annual retainer paid to the independent lead director from $25,000 to $35,000. These were the first increases to non-employee director compensation in the last three years. The chairs of the Compensation,

Nominating and Corporate Governance and Risk Committees receive an additional annual cash retainer of $20,000, and the Chair of the Audit Committee receives an additional annual cash retainer of $25,000.

Cash retainers are paid on a quarterly basis. Non-employee directors may defer retainer fees by participating in the UPS Deferred Compensation Plan, but we do not make any contributions to this plan. There are no preferential or above-market earnings in the UPS Deferred Compensation Plan. RSUs are fully vested on the date of grant and are required to be held by the director until he or she separates from the board, at which time the RSUs are paid out in shares of class A common stock. Dividends earned on shares subject to director RSUs are deemed reinvested in additional units at each dividend payable date and are subject to the same payment schedule as the original award. This holding period increases the strength of the alignment of directors' interests with those of our long-term shareowners.

In connection with the CEO transition, the board designated Bill Johnson to assume the role of independent Chairman, effective September 30, 2020. Based on the recommendation of FW Cook taking into account, among other things, benchmarking data and expected commitment, the Compensation Committee recommended and our board approved an additional annual cash retainer of $160,000 and an additional annual RSU award with a value of $70,000 for the independent Chairman.

Director Compensation

The following tables set forth the cash compensation paid to our non-employee directors in 2019 and the aggregate value of stock awards granted to our non-employee directors in 2019, as well as outstanding equity awards held by current directors as of December 31, 2019.

2019 Director Compensation				Outstanding Director Stock Awards (as of December 31, 2019)		
					Stock Awards	
Name	Fees Earned or Paid in Cash($)	Stock Awards($)[1]	Total($)	Name	Restricted Stock Units (#)	Phantom Stock Units (#)
Rodney C. Adkins[2]	127,500	174,902	302,402	Rodney C. Adkins	12,999	—
Michael J. Burns	107,500	174,902	282,402	Michael J. Burns	23,905	—
William R. Johnson[2]	157,500	174,902	332,402	William R. Johnson	24,963	—
Candace Kendle[3]	52,500	—	52,500	Ann M. Livermore	23,905	2,596
Ann M. Livermore[2]	127,500	174,902	302,402	Rudy H.P. Markham	23,905	—
Rudy H.P. Markham	107,500	174,902	282,402	Franck J. Moison	5,539	—
Franck J. Moison	107,500	174,902	282,402	Clark T. Randt, Jr.	20,020	—
Clark T. Randt, Jr.	107,500	174,902	282,402	Christiana Smith Shi	3,777	—
Christiana Smith Shi	107,500	174,902	282,402	John T. Stankey	10,322	—
John T. Stankey	107,500	174,902	282,402	Carol B. Tomé	23,905	1,227
Carol B. Tomé[2]	132,500	174,902	307,402	Kevin Warsh	14,925	—
Kevin Warsh	107,500	174,902	282,402			

(1) The values of stock awards in this column represent the grant date fair value of RSUs granted in 2019, computed in accordance with FASB ASC Topic 718. Information about the assumptions used to value these awards can be found in Note 12 "Stock-Based Compensation" in our 2019 Annual Report on Form 10-K. RSUs are fully vested on the date of grant, and will be paid in shares of class A common stock following the director's separation from service from UPS.

(2) Includes compensation for committee chair service and/or lead director service.

(3) Retired from the Board of Directors in May 2019.

Executive Compensation

Compensation Committee Report

The Compensation Committee (as used in this Executive Compensation section, the "Committee") is responsible for reviewing and approving compensation for the executive officers, establishing the performance goals on which the compensation plans and programs are based and setting the overall compensation principles that guide the Committee's decision-making. The Committee's over-arching objective is to maintain an executive compensation program that supports the long-term interests of our shareowners, including our many employee shareowners. We seek to align the interests of our executives with those of our shareowners through a program in which a significant portion of compensation is performance-based and is meaningfully linked to shareowner returns. We seek to attract, retain and motivate executives who make substantial contributions to the Company's success and allow them to share in the success of the Company.

The Committee has reviewed the Compensation Discussion and Analysis and discussed it with management. Based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the 2020 Proxy Statement and incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Securities and Exchange Commission.

The following Compensation Discussion and Analysis describes the Compensation Committee's decisions regarding our executives' compensation for 2019.

The Compensation Committee

Ann M. Livermore, Chair
Rodney C. Adkins
Rudy H.P. Markham*
Clark T. Randt, Jr.
Christiana Smith Shi
Kevin Warsh

* Effective March 11, 2020, Rudy Markham no longer serves on the Compensation Committee.

Compensation Discussion and Analysis

UPS's executive compensation programs for 2019, and certain aspects of the 2020 programs, are described below. This section explains how and why the Committee made its 2019 compensation decisions for our executive officers, including additional detail with respect to the following Named Executive Officers ("NEOs"):

Named Executive Officer	Title
David P. Abney	Chief Executive Officer
Brian O. Newman	Chief Financial Officer
Richard N. Peretz	Retired Chief Financial Officer
James J. Barber, Jr.	Retired Chief Operating Officer
Scott A. Price	Chief Strategy and Transformation Officer
Kevin M. Warren	Chief Marketing Officer

Executive Compensation Strategy

UPS's executive compensation programs are designed to:

- drive organizational performance by tying a significant portion of pay to Company performance;

- attract, retain and motivate talent by fairly compensating executive officers;

- encourage long-term stock ownership and careers with UPS; and

- align the interests of our executives to long-term value creation.

As shown below, a substantial majority of total target direct compensation (base salary, annual incentives, annual ownership incentives and long-term incentives) that can be earned by the NEOs is "at risk" and only earned by meeting annual or long-term performance goals. The charts below provide detail on the elements of CEO and other NEO target compensation for 2019:



2019 Target Compensation for CEO
2019 Target Compensation for all other NEOs
9%
Base Salary
13%
1%
Ownership Incentive
1%
15%
Annual Performance-Based Incentives
17%
75%
Long-Term Performance-Based Equity
69%
90% "at Risk"
86% "at Risk"

Roles and Responsibilities

The Committee administers UPS's executive compensation program. In carrying out its responsibilities, the Committee is empowered to engage and terminate the services of outside advisors and other consultants. In 2019, the Committee retained FW Cook to act as the Committee's independent compensation advisor. FW Cook reports directly to the Chair of the Committee and provides no additional services to UPS. The following table summarizes the roles of the key participants in the executive compensation decision-making process.

Participant and Roles
<u>Compensation Committee</u> • reviews and approves corporate goals and objectives relevant to the CEO's compensation • evaluates the CEO's performance in light of the goals and objectives • reviews the CEO's performance assessment of other executive officers • reviews and approves compensation for the executive officers • reviews and approves awards to the executive officers under certain incentive compensation plans • reviews and approves the design of other benefit plans for executive officers • oversees the risk evaluation associated with the Company's compensation strategy and compensation programs • considers whether to engage any compensation consultant, and determines their independence and whether their work raises any conflict of interest • reviews and discusses with management the Compensation Discussion and Analysis • recommends to the board whether the Compensation Discussion and Analysis should be included in the Proxy Statement • approves the Committee's report on executive compensation included in the Proxy Statement
<u>Independent Members of the Board of Directors</u> • review the Committee's assessment of the CEO's performance • complete a separate evaluation of the CEO's performance • determine whether the Compensation Discussion and Analysis should be included in the Proxy Statement
<u>Independent Compensation Consultant</u> • serves as a resource for market data on pay practices and trends • provides independent advice to the Committee • provides competitive analysis and advice related to outside director compensation • reviews the Compensation Discussion and Analysis • conducts an annual risk assessment of the Company's compensation programs

Participant and Roles
Executive Officers
• the CEO makes compensation recommendations to the Committee for the other executive officers with respect to base salary and individual performance adjustments to annual incentive plan payouts
• the CEO and CFO make recommendations on performance goals under incentive compensation plans and provide an assessment as to whether performance goals were achieved

Compensation Consultant Independence

In November 2019, the Committee requested and received information regarding FW Cook's independence and the existence of any potential conflicts of interest. The Committee evaluated the following factors: (1) other services provided to UPS by the consultant (if any); (2) fees paid by UPS as a percentage of the consulting firm's total revenue; (3) policies or procedures maintained by the consulting firm that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the Committee; (5) any Company stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between UPS executive officers and the consulting firm or the individual consultants involved in the engagement.

After evaluating these factors, the Committee concluded that FW Cook is independent and that the engagement of FW Cook did not raise any conflict of interest.

Peer Group and Market Data Utilization

In determining and setting compensation targets and payouts, the Committee evaluates, among other things, pay practices and compensation levels at a peer group of companies. The Committee considers advice from its independent compensation consultant in determining the peer group. Because of the limited number of directly comparable companies to UPS – global logistics providers with significant market capitalizations - the companies included in the peer group typically have global operations, diversified businesses, and annual sales and market capitalizations comparable to UPS. Other considerations include percentage of foreign sales, capital intensity, operating margins, size of employee population and whether the company also includes UPS in their peer group. The Compensation Committee evaluates the peer group annually to determine if the companies included in the group are the most appropriate comparators for measuring the success of our executives in delivering shareowner value. The peer group for 2019 compensation purposes (the "2019 Peer Group") consisted of the following:

The Boeing Company	The Home Depot, Inc.	The Procter & Gamble Company
Caterpillar Inc.	Johnson & Johnson	Sysco Corporation
The Coca-Cola Company	Lockheed Martin Corporation	Target Corp.
Costco Wholesale Corporation	Lowe's Companies, Inc.	United Technologies Corporation
Delta Airlines, Inc.	McDonald's Corp.	Walgreen Boots Alliance, Inc.
FedEx Corporation	PepsiCo, Inc.	

In addition, the Committee considers other market data, including general compensation survey data from comparably sized companies. Although the Committee considers this data in executing its responsibilities within the construct of our executive compensation programs, compensation was not targeted to a particular percentile within the 2019 Peer Group or otherwise.

Internal Compensation Comparisons

The Committee also considers the differentials between executive officer compensation and the compensation paid for other UPS positions, and considers the additional responsibilities of the CEO compared to other executive officers. Internal comparisons are made to ensure that compensation paid to executive officers is reasonable compared to their direct reports.

Annual Performance Reviews

Each year, the CEO assesses the performance of all executive officers (other than the CEO) and provides feedback to the Committee. In addition, the Committee evaluates the CEO's performance on an annual basis. The Compensation Committee Chair discusses the results of the evaluation with the full board (other than the CEO) in executive session. During the evaluation, the board considers the CEO's strategic vision and leadership, execution of UPS's business strategy and achievement of business goals. Other factors include the CEO's ability to make long-term decisions that create competitive advantage, and overall effectiveness as a leader.



Central Elements of UPS Executive Compensation

Total Direct Compensation

Base Salary 12%
- Fixed cash compensation
- Designed to provide an appropriate level of financial certainty

Annual Incentive Awards 16%
- Subject to achievement of key business objectives for the year
- Payout is substantially "at risk" based on Company performance
- 2/3 of any payout is in the form of Restricted Performance Units ("RPUs"), which vest one year after performance is achieved

Ownership Incentive Awards 1%
- Encourages executives to maintain substantial ownership of Company stock
- Value of award is based on equity ownership

Stock Option Awards 7%
- Further aligns shareowner and employee interests
- Motivates toward sustained stock price increase
- Multi-year vesting provides retention incentive

Long-term Performance Incentive Awards 64%
- Payout is subject to achievement of performance metrics over a three-year period
- Supports long-term strategy
- Motivates and rewards achievement of long-term goals
- Acts as a retention mechanism

Other Elements of Compensation

Benefits

✓ NEOs generally participate in the same plans as other employees.
✓ Includes medical, dental, and disability plans that mitigate the financial impact of illness, disability or death.
✓ See further details on page 40.

Perquisites

✓ Limited in nature and the benefits from providing perquisites outweigh costs.
✓ Includes financial planning and executive health services that facilitate the NEOs' ability to carry out responsibilities, maximize working time and minimize distractions.
✓ Considered necessary or appropriate to attract and retain executive talent.
✓ See further details on page 40.

Retirement Programs

✓ NEOs and most non-union U.S. employees participate in the same plans with the same formulas.
✓ Includes pension, retirement savings and deferred compensation plans.
✓ See further details on page 49.

Base Salary

Base salaries provide our NEOs with a fixed level of cash compensation, and are designed to provide an appropriate level of financial certainty. The Committee considers a number of factors in determining the annual base salaries of the NEOs. Base salaries are typically set in March and become effective in April. While Company performance is the most important factor, scope of responsibility, leadership, market data and internal compensation comparisons are all considered. No single factor is weighted more heavily than another.

In March 2019, the Committee approved a 3.0% base salary increase for our CEO. The 2019 base salary increases for the other NEOs were generally aligned with the salary increase budget for other salaried employees.

Annual Incentive Awards

Management Incentive Program Performance Incentive Award — Overview

Management Incentive Program ("MIP") performance incentive awards are designed to incent towards and align pay with annual Company performance by linking payouts to the achievement of pre-established financial and non-financial metrics, with adjustments for individual performance. Target MIP performance incentive awards are determined as a percentage of base salary, subject to a $5 million maximum. Awards are determined by the Committee, taking into consideration the following:

- actual performance compared to MIP performance metric targets (described below);
- the MIP factor (payout as a percent of target) applied to payments to non-executive officer MIP participants;
- individual performance;
- overall Company performance; and
- business environment and economic trends.

A specific weight is not assigned to any of the factors considered by the Committee when determining award payouts. MIP performance incentive awards for executive officers are considered performance-based compensation fully at risk based on Company performance.

The earned award, if any, is paid two-thirds in the form of restricted performance units ("RPUs") and one-third in cash. The number of RPUs granted is determined by dividing the dollar value of the portion of the MIP award paid in RPUs by the closing price of our class B common stock on the NYSE on the date of the award. Generally, RPUs paid as MIP performance incentive awards vest on the first anniversary of the grant date, furthering the retention component of the award. To further our stock ownership mindset, MIP incentive awards paid to newly hired employees are paid entirely in the form of class A shares, with no cash component. These shares are vested upon grant.

When dividends are paid on UPS common stock, an equivalent value is credited to the participant's bookkeeping account in additional RPUs. The additional RPUs are subject to the same vesting schedule as the original MIP RPUs.

2019 MIP Performance Incentive Awards

The financial performance metrics considered by the Committee for the NEOs' MIP performance incentive awards in 2019 were:

- *Adjusted Consolidated Revenue Growth*, which is measured as year-over-year growth in revenue from all products and services worldwide. Revenue growth is calculated on a currency constant basis. Revenue growth is important to generating current profits and maintaining our long-term competitive positioning and viability.
- *Adjusted Consolidated Earnings Per Share Growth*, which is measured as year-over-year growth in total profits on an after tax, per share basis. For purposes of measuring this

growth, EPS was determined by reference to our publicly reported adjusted earnings per share for each of 2018 and 2019. Growth in adjusted EPS is directly impacted by our effectiveness in achieving our targets in other key performance elements, including volume and revenue growth and operating leverage.

- *Consolidated Average Daily Package Volume Growth*, which is measured as year-over-year growth in consolidated package volume divided by the number of operating weekdays during the year.

The 2019 MIP financial performance metrics targets and results were as follows:

2019 MIP Financial Performance Metric	Target	Actual
Adjusted Consolidated Revenue Growth[1]	5.4%	3.3%
Adjusted Consolidated Earnings Per Share Growth[1]	5.0%	4.0%
Consolidated Average Daily Package Volume Growth	2.2%	5.8%

(1) Non-GAAP financial measures as described above. See footnote on page 38.

The Committee maintains discretion to adjust awards earned under the MIP up (but not above the maximum amount for each NEO) or down based on its assessment of each NEO's individual performance. For evaluation of the CEO's performance, the Committee considers the results of the board's annual evaluation of the CEO, which includes ratings on:

- leadership qualities;
- strategic planning and execution;
- managing for financial results;
- retaining and developing a diverse top management group;
- providing equal opportunity employment, and understanding and addressing issues facing employees;
- ensuring the Company contributes to the well-being of the communities in which it operates;
- promoting compliance and ethical behavior; and
- board relations.

For NEOs other than the CEO, the Committee takes into consideration the recommendations of the CEO. Individual accomplishments during 2019 that were considered by the Committee when determining final awards are described below.

David Abney, Chief Executive Officer

David and the leadership team continued their focus on enterprise-wide transformation resulting in increased productivity and positive operating leverage through strategic capital investments and network improvements. Overcoming declines in industrial production in 2019, UPS launched more new services and operational innovations than in any year in the Company's recent history. The multi-year investment strategy championed by David has positioned UPS well to support the needs of customers, generate profitable revenue growth, reward our shareowners and create opportunities for our employees.

Brian Newman, Chief Financial Officer

Brian joined the UPS Management Committee in September 2019 as Chief Financial Officer. Brian is focused on driving finance and accounting group organizational alignment, leveraging capital investments to maximize profit growth and margin expansion.

Richard Peretz, Retired Chief Financial Officer

Richard was instrumental in assisting the organization to successfully leverage capital investments to grow profits and expand margins. His guidance helped UPS's transformation investments generate higher total revenue, operating profit growth and margin expansion in all segments. Richard also provided oversight for a smooth Chief Financial Officer transition to Brian Newman.

James Barber, Retired Chief Operating Officer

Jim made significant contributions, along with the segment presidents, to successfully execute UPS's 2019 strategies. The U.S. Domestic segment experienced strong volume and operating profit growth as well as margin expansion, driven in part by the structural shift to faster delivery in retail and e-commerce. Additionally, UPS successfully grew operating profit and expanded margins in the International and Supply Chain and Freight segments despite a challenging macro environment. Jim also played a role in the execution of another successful peak holiday season during which UPS provided industry leading service to our customers.

Scott Price, Chief Strategy and Transformation Officer

Scott led the development of new and innovative growth strategies for the business. In addition, he was instrumental in implementing our network improvements driven by transformation that enabled UPS to increase productivity and generate positive operating leverage.

Kevin Warren, Chief Marketing Officer

Kevin provided key leadership in the organization embracing the e-commerce structural shift which drove the surge in Next Day Air volume in 2019. The Marketing team continued to introduce new SMB-centric solutions to enhance services and solutions utilizing digital technology, global product innovation and continuing to adapt to the changing environment.

2019 MIP Performance Incentive Awards

After assessing the above-described considerations, the Compensation Committee approved the following 2019 MIP performance incentive awards for each NEO.

Name	Target (% of Base Salary)	Target($)	Actual($)
David P. Abney	165%	2,114,264	845,706
Brian O. Newman[1]	130%	942,505	125,667
Richard N. Peretz	130%	744,541	297,816
James J. Barber, Jr.	130%	968,760	387,504
Scott A. Price	130%	827,502	331,001
Kevin M. Warren	130%	803,400	321,360

(1) Award was prorated based on his 2019 hire date. As described above, award was paid entirely in vested class A shares.

MIP Ownership Incentive Award

We encourage employees to maintain substantial ownership of UPS stock through our MIP ownership incentive award. All MIP participants are eligible for an additional incentive award up to the equivalent of one month's salary by maintaining significant ownership of UPS equity securities. The amount of the award is equal to the value of the participant's equity ownership as of December 31 of each year, multiplied by an ownership incentive award percentage. The ownership incentive award percentage is 1.25% for the CEO and 1.50% for the other NEOs, up to a maximum award of one month's salary. The MIP ownership incentive award, to the extent earned, is paid in the same proportion of cash and equity as the MIP performance incentive award.

Ownership levels are determined by totaling the number of UPS shares in the participant's family group accounts and the participant's eligible unvested restricted units and deferred compensation shares. The number of UPS shares determined for purposes of an NEO's ownership level is multiplied by the closing price of a class B share on the NYSE on December 31, 2019.

Name	Award Percentage	Maximum Ownership Incentive($)	2019 MIP Ownership Incentive Award($)
David P. Abney	1.25%	106,781	106,781
Brian O. Newman	1.50%	60,417	60,417
Richard N. Peretz	1.50%	47,727	47,727
James J. Barber, Jr.	1.50%	62,100	62,100
Scott A. Price	1.50%	53,045	53,045
Kevin M. Warren	1.50%	51,500	47,361

Long-Term Incentive Awards

Our two long-term incentive programs, the Long-Term Incentive Performance ("LTIP") award program and the Stock Option program, provide participants with grants of equity-based incentives that are intended to reward performance over a multi-year period and serve as a retention mechanism. The overlapping performance cycles under the LTIP program incentivize sustained financial performance, while the Stock Option program rewards stock price appreciation which has a direct link to shareowner returns.

Program	Payment Form and Program Type	Performance Measures and/or Value Proposition	Program Objectives
LTIP	If earned, Restricted Performance Units ("RPUs") are settled in stock	Growth in Adjusted Consolidated Revenue	Supports long-term operating plan and business strategy
		Adjusted Operating Return on Invested Capital	
	If earned, award vests at the end of the three year performance period	Relative Total Shareowner Return	Provides significant link to shareowner interests
		Value increases or decreases with stock price	
Stock Option	Stock options vest 20% per year over five years and have a ten-year term	Value recognized only if stock price appreciates	Provides a significant link to shareowner interests
			Enhances stock ownership and shareowner alignment

Total Long-Term Equity Incentive Award Target Values

LTIP target values are determined based on internal pay comparison considerations and market data regarding total compensation for comparable positions at similarly situated companies. Differences in the target award values are based on increasing levels of responsibility among the executive officers. The total long-term incentive opportunity granted to eligible NEOs in 2019, based upon a percentage of annualized base salary, is shown below. Brian Newman, our CFO who joined UPS in September 2019, was not eligible for a 2019 long-term incentive opportunity under these plans because he was not employed by UPS on the grant dates.

Name	LTIP RPUs (% Base Salary)	Options (% Base Salary)	Total (% Base Salary)
David P. Abney	750	90	840
Richard N. Peretz	450	50	500
James J. Barber, Jr.	575	50	625
Scott A. Price	450	50	500
Kevin M. Warren	350	30	380

LTIP Program

The LTIP program is designed to strengthen the performance-based component of our executive compensation package, enhance retention of key talent, and align the interests of shareowners with the incentive compensation opportunity for executives. Approximately 500 members of our senior management team, including the NEOs, participate in this program. The program improves shareowner alignment and further enhances the long-term focus of the award by establishing three-year performance goals.

A target award of RPUs is granted to participants at the beginning of the three-year performance period. The threshold, target and maximum number of RPUs that can be earned by the NEOs under the 2019 LTIP award is shown in the Grants of Plan-Based Awards table. The actual number of RPUs that NEOs will receive will be determined following the completion of the performance period ending December 31, 2021, based on achievement of the performance measures described below. The maximum LTIP award that can be earned is 200% of target.

Dividends payable on the number of shares underlying participants' RPUs are allocated in the form of dividend equivalent units ("DEUs"). DEUs are subject to the same vesting conditions as the underlying Award. Awards that vest are distributed in shares of class A common stock. Special vesting rules apply to terminations by reason of death, disability or retirement during the performance period, as discussed in greater detail under "Potential Payments Upon Termination or Change in Control."

The performance measures selected by the Committee for the 2019 LTIP awards were growth in adjusted consolidated revenue, adjusted operating return on invested capital ("ROIC"), and relative total shareowner return ("TSR"). Each goal is measured independently and applied equally in determining final payouts. This design combined internal and external relative business performance measures. This combination balanced efforts to motivate and reward the management team for operational and financial success, while also having rewards aligned with shareowner interests and returns. A description of each performance measure follows:

Growth in Adjusted Consolidated Revenue[1]

Growth in adjusted consolidated revenue measures the Company's long-term success in growing our business as compared with targets adopted at the beginning of the performance period. In

2019, the Committee approved an average adjusted consolidated revenue growth target for the three-year performance period equal to the average annual adjusted consolidated revenue growth target for each year in the three-year performance period. For purposes of calculating adjusted consolidated revenue, U.S. Generally Accepted Accounting Principles ("GAAP") total revenue is subject to adjustment to exclude the effect of unusual or infrequently occurring items, charges for restructurings, extraordinary items and the cumulative effect of changes in accounting treatment. Consolidated revenue is calculated on a constant currency basis. Following the performance period, the Committee will confirm any adjustments and certify the actual adjusted consolidated revenue growth and the performance result compared to the target (each year's growth percentage will be compared to the target and assigned a payout percentage; the average of the three payout percentages will be the final performance result).

Adjusted Operating Return on Invested Capital[1]

Adjusted operating return on invested capital measures the Company's ability to generate long-term returns on its capital allocation decisions. In 2019, the Committee approved a three-year performance period ROIC target equal to the average of each of the three years' projected operating ROIC (operating income for each of the three years during the performance period, divided by the sum of average invested capital for each of the three-years during the performance period). For purposes of determining the performance results, GAAP operating income is subject to adjustment to exclude the effect of unusual or infrequently

occurring items, charges for restructurings (employee severance liabilities, asset impairment costs and exit costs), discontinued operations, extraordinary items and the cumulative effect of changes in accounting treatment; and GAAP invested capital is adjusted to exclude the impacts of certain items that were not anticipated in establishing the ROIC target, such as incremental invested capital from business acquisitions, the effect of unusual or infrequently occurring items, restructuring reserves, or other extraordinary items. Following the performance period, the Committee will confirm any adjustments and certify the actual adjusted operating ROIC and the comparison of actual adjusted operating ROIC with the target.

Relative Total Shareowner Return

Relative TSR is measured by comparing our TSR to the TSR of the 2019 Peer Group over a three-year performance period, with payouts as shown in the table below:

Three-Year TSR Compared to 2019 Peer Group	Percentage of Target Earned for TSR Portion of LTIP Award
Greater than 75th Percentile	200%
Median	100%
25th Percentile	50%
Less than 25th Percentile	0%

The maximum payout of the TSR portion of the award is capped at 200% of target. If our TSR over the three-year measurement period is negative, even if it exceeds the median of the peer group, the maximum payout percentage for the TSR portion of LTIP awards is capped at 100% of target.

1 Non-GAAP financial measures. We believe that these non-GAAP measures are appropriate for the determination of our incentive compensation award results because they exclude items that may not be indicative of, or are unrelated to, our underlying operations and provide a useful baseline for analyzing trends in our underlying business. Non-GAAP financial measures should be considered in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Our non-GAAP financial information does not represent a comprehensive basis of accounting. Therefore, our non-GAAP financial information may not be comparable to similarly titled measures reported by other companies.

2017 LTIP Award Results

In 2017, the Committee granted LTIP awards to the NEOs who were employees of the Company at that time. The performance metrics for the 2017 LTIP awards were the same as those described above under "LTIP Program." The performance targets and actual results for the completed performance period for the 2017 LTIP awards are set out below. The total payout for the 2017 LTIP award was 82% of target. RPUs awarded under the 2017 LTIP are considered earned and vested.



Growth in Adjusted Consolidated Revenue*

200%
160%
Payout Range
100%
50%
No Payout
Min
Target
Max
1.3%
5.0%
6.3%
Final Result
7.5%
Performance Range

Adjusted Operating Return on Invested Capital*

200%
Payout Range
100%
85%
50%
No Payout
Min
Target
Max
21.5%
25.6%
Final Result
26.9%
32.3%
Performance Range

Relative Total Shareowner Return

200%
Payout Range
100%
50%
No Payout
0%
Min
Target
Max
18th
Final Result
25th
50th
75th
Performance Range

Actual Payout for 2017 LTIP Award as a Percent of Target

82%

* Growth in adjusted consolidated revenue was calculated on a constant currency basis using 2017 levels as the baseline. Adjusted consolidated revenue excluded the impact of a new revenue recognition standard under GAAP. Adjusted ROIC was adjusted for the impact of new pension accounting standards, new lease accounting standards, legal contingency and expense charges, and capital expenditures associated primarily with network expansion.

Stock Option Program and 2019 Stock Option Awards

The Committee believes that stock options provide a significant link to Company performance and motivate recipients to maximize shareowner value. The option holder receives value only if our stock price increases. Stock options also have retention value; the option holder will not receive value from the options unless he or she remains employed during the vesting period. Stock options generally vest 20% per year over five years and expire ten years from the date of grant. Unvested stock options vest automatically upon termination of employment because of death, disability or retirement. In light of the five-year vesting schedule, we do not maintain additional holding period requirements. Grants do not include dividend equivalents or any reload features. The number of stock options granted to the NEOs in 2019 is shown in the Grants of Plan-Based Awards table.

Employment Transition Payments

Generally, we do not pay discretionary bonuses in cash or stock, or make other discretionary payments, to our executives. In recent periods, however, including in connection with the leadership transition described above, and in order to attract external senior executive talent to participate in the transformation of our business, including the September 2019 hiring of our CFO, the Committee has determined it was appropriate to make certain limited payments to external executive hires to the Company's Management Committee. Certain of these payments were made to compensate the executives for compensation forfeited at their prior employers and transition them into our incentive programs.

In connection with his announced retirement and in order to assist with the transition of matters through his retirement date and in view of his ongoing services, on March 11, 2020, UPS entered into an agreement (the "Transition Agreement") with David Abney. Pursuant to the Transition Agreement, he will continue to be entitled to his current base salary through his retirement date and he will receive a 2020 MIP target award valued at 165% of base salary. In addition, he will receive a 2020 LTIP target award valued at 300% of base salary. The Transition Agreement also includes customary noncompetition, nonsolicitation and non-disparagement covenants in favor of the Company.

Under the terms of his employment offer letter described below, Brian Newman was entitled to: (i) a grant of RSUs with a value of $5,500,000, which vested in March 2020; (ii) a performance-based cash award with a target value of $3,000,000, payable in equal installments in March 2021 and March 2022, with the actual payout based on the Company's performance under the LTIP for periods ending December 31, 2020 and December 31, 2021; and (iii) a cash transition payment of $600,000 paid in March 2020. These amounts are subject to repayment on a prorated basis if Brian Newman resigns without "good reason" or is terminated for "cause" within 36 months following his start date.

Under the terms of his employment offer letter described below, in 2019 Scott Price received a cash transition payment of $2.0 million and in 2018 he received a one-time RSU grant valued at $4.0 million vesting in 20% equal annual increments beginning January 2018, subject to his continued employment through each applicable vesting date or termination without cause.

Under the terms of his employment offer letter described below, in 2019 Kevin Warren received a cash transition payment of $750,000 and in 2018 he received a one-time RSU grant valued at $3.0 million vesting in one-third equal annual increments beginning January 2019, subject to his continued employment through each applicable vesting date or termination without cause.

In addition, in connection with retirement announcement of Jim Barber, who was serving as our Chief Operating Officer, in October 2019, the Committee determined it was appropriate for the Company to enter into a transition agreement with him in order to incent him to assist with the transition of matters through his retirement date. Under the terms thereof, he was entitled to a $1,000,000 transition payment for his continued service through January 2, 2020.

Benefits and Perquisites

The benefits and perquisites provided to our NEOs are not a material part of executive compensation and are largely limited to those offered to our employees generally, or that we otherwise believe are necessary or appropriate to attract and retain executive talent. We believe certain perquisites help facilitate our NEOs' ability to carry out their responsibilities, maximize working time and minimize distractions. Additional information on these benefits can be found in the program descriptions below.

The UPS 401(k) Savings Plan

The UPS 401(k) Savings Plan is offered to all U.S.-based employees who are not subject to a collective bargaining agreement and who are not eligible to participate in another savings plan sponsored by UPS or one of its subsidiaries. We generally match 50% of up to 5% of eligible pay contributed to the UPS 401(k) Savings Plan for eligible employees hired on or before December 31, 2007, 100% of up to 3.5% of eligible pay contributed to the plan for eligible employees hired on or after January 1, 2008, and 50% of up to 6% of eligible pay contributed to the plan for employees hired on or after July 1, 2016. The match is paid in shares of class A common stock. Effective for newly eligible plan participants on or after July 1, 2016, we also generally provide a Retirement Contribution based on years of service and expressed as a percentage of eligible compensation (5% for 0-4 years, 6% for 5-9 years, 7% for 10-14 years and 8% for 15 or more years).

Qualified and Non-Qualified Pension Plans

Certain executive officers are eligible to participate in our qualified retirement program, the UPS Retirement Plan. Benefits payable under the plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Excess Coordinating Benefit Plan, which is a non-qualified restoration plan designed to replace the amount of benefits limited under the tax-qualified plan. Without the Excess Coordinating Benefit Plan, the executive officers would receive a lower benefit as a percent of final average earnings than the benefit received by other participants in the UPS Retirement Plan.

Financial Planning Services

Our executive officers are eligible for a financial services benefit. The Company reimburses fees from financial and tax service providers up to $15,000 per year, including the cost of personal excess liability insurance coverage.

Executive Health Services

UPS's business continuity is best facilitated by avoiding any prolonged or unexpected absences by members of its senior management team. In 2019, executive officers were offered certain executive health services, including comprehensive physical examinations.

Discounted Employee Stock Purchase Plan

We have maintained a Discounted Employee Stock Purchase Plan since 2001. The plan provides all U.S.-based employees, including the NEOs, and some internationally based employees, with the opportunity to purchase up to $10,000 in our class A common stock annually at a discount to the market price of our stock. The plan complies with Section 423 of the Internal Revenue Code. Our class A common stock may be acquired under the plan at a purchase price equal to 95% of the fair market value of the shares on the last day of each calendar quarter. Share purchases are made on a quarterly basis.

Other Compensation and Governance Policies

Stock Ownership Guidelines

CEO	= 8x annual salary
Other Executive Officers	= 5x annual salary
Directors	= 5x annual retainer

We maintain stock ownership guidelines that apply to executive officers and members of the board. The guidelines further our core philosophy that executive officers and directors should also be long-term owners of our Company. Target ownership is eight times annual salary for our CEO and five times annual salary for our other executive officers. The target for our non-employee directors is five times their annual retainer. Shares of class A common stock (excluding any pledged shares), deferred units and vested and unvested RSUs and RPUs awarded under our equity incentive plans are considered owned for purposes of calculating ownership. Executive officers and directors are expected to reach target ownership within five years or the date that the executive officer or director became subject to the guideline.

As of December 31, 2019, all of the NEOs who have been subject to the guidelines for at least five years exceeded their target stock ownership. In addition, all of our non-employee directors who have been subject to the stock ownership guidelines for at least five years exceeded their target stock ownership. RSUs are required to be held by a non-employee director until he or she separates from the board.

Hedging and Pledging Policies

We prohibit our executive officers and directors from hedging their ownership in UPS stock. Specifically, they are prohibited from purchasing or selling derivative securities relating to UPS stock and from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of UPS securities. Additionally, we have adopted a policy prohibiting

our directors and executive officers from entering into pledges of UPS securities, including using UPS securities as collateral for a loan and holding UPS securities in margin accounts. Executive officers are encouraged (but not required) to unwind any existing pledges. Furthermore, our employees, officers and directors are prohibited from engaging in short sales of UPS stock.

Clawback Policy

Our incentive compensation plans contain clawback provisions for all awards granted under the plans. If the Committee determines that financial results used to determine the amount of any award are materially restated, and that an executive officer engaged in fraud or intentional misconduct, we will seek repayment or recovery of the award from that executive officer. This clawback applies to all awards granted under the 2018 Omnibus Incentive Compensation Plan ("2018 Plan"), the 2015 Omnibus Incentive Compensation Plan ("2015 Plan"), the 2012 Omnibus Incentive Compensation Plan ("2012 Plan") and the 2009 Incentive Compensation Plan ("2009 Plan").

Employment and Severance Arrangements; Change in Control Payments

The board believes that UPS has created a culture where long tenure for executives is the norm. As a result, we do not enter into agreements providing for the continuation of employment of an executive, or separate change in control agreements with any of our executive officers, including our NEOs, or other U.S.-based non-union employees.

However, in recent periods, in order to attract senior executive talent from outside the Company to participate in the transformation of our business and in furtherance of the board's succession planning efforts, we have deemed it appropriate to enter into a limited number of employment offer letters and transition agreements. These offer letters set out certain compensation terms in connection with the individual's employment by UPS, but provide that employment is on an at-will basis. Some of the compensation described in the employment offer letters was designed to compensate the executives for compensation forfeited at their prior employers and transition them into our incentive programs. Transition agreements have been utilized as a part of our succession planning process to help enable smooth leadership transitions.

In connection with her appointment as Chief Executive Officer, on March 11, 2020, the Company entered into an employment offer letter with Carol Tomé. Pursuant to the offer letter, beginning June 1, 2020 she will be entitled to an annual: (i) base salary of $1,250,000; (ii) MIP award with a target of 165% of her base salary, which for 2020 will be prorated and payable in vested Class A common stock; (iii) LTIP program award with a target of 735% of her base salary; and (iv) stock option grant with a target of 90% of her base salary. She also entered into a protective covenant agreement, which protects UPS's confidential information and includes noncompetition and nonsolicitation covenants in favor of UPS. It also provides her with continued payment of her base salary for up to 24 months if her employment is terminated by UPS without "cause" within two years following her start date.

For a description of the transition agreement entered into with David Abney, see "Employment Transition Payments" above.

On August 7, 2019, we entered into an employment offer letter with Brian Newman pursuant to which he agreed to join UPS as our Senior Vice President, CFO and Treasurer. In 2018, we executed an employment offer letter with Kevin Warren in connection with his hiring as our Chief Marketing Officer, and in 2017 we executed an employment offer letter with Scott Price in connection with his hiring as our Chief Transformation Officer.

Under Brian Newman's offer letter, he became entitled to: (i) a grant of UPS restricted stock units with a value of $5,500,000, which vested in March 2020; (ii) a performance-based cash award with a target value of $3,000,000, payable in equal installments in March 2021 and March 2022, with the actual payout based on the Company's performance under the LTIP for periods ending December 31, 2020 and December 31, 2021; and (iii) a cash transition payment of $600,000 paid in March 2020. These amounts are subject to repayment on a prorated basis if he resigns without "good reason" or is terminated for "cause" within 36 months following his start date.

Under Scott Price's offer letter, he became entitled to, among other things, the cash transition and equity payments described above under "Employment Transition Payments," as well as a similar cash transition payment in March 2020, subject to his continued employment. He also received, among other things, a cash transition payment of $500,000 in 2018.

Under the terms of Kevin Warren's offer letter, he became entitled to, among other things, the cash transition and equity payments described above under "Employment Transition Payments," as well as a similar cash transition payment in June 2020, subject to his continued employment. He received a cash transition payment of $950,000 in 2018. Scott Price's and Kevin Warren's offer letters also provide that the equity payments described in the "Employment Transition Payments" section above will continue to vest in the event that the NEO is terminated without cause.

These offer letters also set out annual base salary levels, eligibility to participate in the MIP, LTIP and Stock Option programs, and eligibility for relocation benefits and other employee benefits, all consistent with those received by our other senior executives.

In connection with the entry into the offer letters with each of Brian Newman, Scott Price and Kevin Warren, each of them entered into protective covenant agreements with us which, in the event they are terminated without cause during the first two years of employment, provide for separation pay equal to two years' salary. In the event any of them are terminated without cause after the first two years of employment, the Company is obligated to make such payments if it elects to enforce post-termination non-compete covenants connected to those agreements. In addition, in the event any of them are terminated without cause, they are entitled to the continued vesting of their one-time RSU grants. Brian Newman and Kevin Warren are also entitled to the payment of any unpaid transition payments, and Brian Newman is entitled to the continued vesting of his performance-based cash award (see "Employment Transition Payments" described above).

Equity awards made after May 7, 2009 require a "double trigger" — both a change in control and a qualifying termination of employment — prior to the acceleration of vesting of awards that are not continued or assumed by a successor entity. Equity awards granted to executive officers prior to May 7, 2009 require only a single trigger to accelerate the vesting thereof.

Equity Grant Practices

Grants of awards to executive officers under all of our equity incentive programs are approved by the Compensation Committee. Stock options have an exercise price equal to the NYSE closing market price on the date of grant.

Consideration of Previous "Say on Pay" Voting Results

We regularly engage with our shareowners on ESG matters, including executive compensation matters. We use the results of these engagements to inform board discussions on our corporate governance policies. Historically, our shareowners have had the opportunity to vote, on an advisory basis, on the compensation of our NEOs as set out in our proxy statement every three years. In November 2019, we announced that we were amending our policy on the frequency of shareowner advisory votes to approve UPS's executive compensation. Beginning with the Annual Meeting, shareowners will now have the opportunity to vote, on an advisory basis, on the compensation of the NEOs, as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in the proxy statement, on an annual basis. See "Proposal 2 – Advisory Vote on Executive Compensation."

At the most recent advisory vote on executive compensation, taken at the 2017 annual meeting of shareowners, over 88% of votes cast approved our compensation program as described in our 2017 proxy statement. The Compensation Committee carefully considered the results of this vote as well as many other factors in determining the structure and operation of our executive compensation programs.

Tax Implications of Executive Compensation

The Committee previously structured annual and long-term incentive compensation awards with the intention of complying with the performance-based compensation exemption from Section 162(m) of the Internal Revenue Code, which allows a tax deduction for compensation paid to certain NEOs in excess of $1 million. The Committee did, however, reserve the right to modify compensation that was initially intended to be exempt from Section 162(m) and to pay compensation that was not deductible under Section 162(m) if it determined that such modifications or payments were needed to attract, retain, or provide incentives to our NEOs, and were consistent with the Company's best interests.

Now that the exemption from Section 162(m)'s deduction limit for performance-based compensation has been repealed by the Tax Cuts and Jobs Act of 2017, the Compensation Committee expects that compensation granted or paid to our NEOs will not be fully deductible for income tax purposes. The Committee intends to maintain the strong pay-for-performance alignment of our incentive compensation programs and believes the interests of our shareowners are best served by not limiting the Committee's discretion and flexibility in crafting compensation plans and arrangements, even though some compensation awards may result in non-deductible compensation expenses.

Summary Compensation Table

The following table sets forth the compensation of our NEOs for the years ended December 31, 2019, 2018 and 2017.

Name and Principal Position	Year	Salary ($)[4]	Bonus ($)	Stock Awards ($)[5]	Option Awards ($)[6]	Non-Equity Incentive Plan Compensation ($)[7]	Change in Pension Value ($)[8]	All Other Compensation ($)[9]	Total ($)
David P. Abney	2019	1,272,042	—	11,670,956	1,119,650	317,496	3,619,574	31,207	18,030,925
Chief Executive Officer	2018	1,234,992	—	10,459,956	1,087,039	937,739	1,311,718	29,432	15,060,876
	2017	1,199,016	—	9,354,699	1,055,372	672,046	2,296,315	31,284	14,608,732
Brian O. Newman[1]	2019	212,898	—	5,500,084	—	—	—	27,139	5,740,121
Chief Financial Officer									
Richard N. Peretz	2019	568,554	—	3,187,917	278,024	115,181	1,725,531	17,501	5,892,708
Retired Chief	2018	552,654	—	3,032,070	271,257	280,493	480,713	18,055	4,635,242
Financial Officer	2017	538,533	—	2,769,256	263,351	199,934	917,550	13,516	4,702,140
James J. Barber, Jr.	2019	738,900	—	5,244,457	360,006	149,868	2,035,092	29,958	8,558,281
Retired Chief	2018	693,676	—	5,003,423	281,041	449,000	586,464	31,900	7,045,504
Operating Officer	2017	557,304	—	2,871,021	271,538	269,759	1,040,771	25,150	5,035,543
Scott A. Price[2]	2019	631,905	2,000,000	3,979,882	309,001	128,015	—	85,103	7,133,906
Chief Strategy and	2018	613,500	500,000	6,911,263	300,015	—	—	155,619	8,480,397
Transformation Officer									
Kevin M. Warren[3]	2019	613,500	750,000	2,792,270	180,011	122,907	—	119,262	4,577,950
Chief Marketing Officer	2018	350,000	950,000	3,000,030	—	—	—	124,613	4,424,643

(1) Joined the Company in September 2019. See "Employment Transition Payments" and "Employment and Severance Arrangements; Change in Control Payments" in the Compensation Discussion and Analysis for a description of compensation in connection with his hiring.

(2) Joined the Company in December 2017. See "Employment Transition Payments" and "Employment and Severance Arrangements; Change in Control Payments" in the Compensation Discussion and Analysis for a description of compensation in connection with his hiring.

(3) Joined the Company in June 2018. See "Employment Transition Payments" and "Employment and Severance Arrangements; Change in Control Payments" in the Compensation Discussion and Analysis for a description of compensation in connection with his hiring.

(4) This column represents the salary earned from January 1 through December 31 of the applicable year. Base salary increases generally are effective in April of the relevant fiscal year.

(5) The values for stock awards in this column represent the aggregate grant date fair value for the stock awards granted in the applicable year, computed in accordance with FASB ASC Topic 718. These awards include LTIP, MIP RPUs, MIP class A shares and the one-time grant of RSUs made to Brian Newman, Scott Price and Kevin Warren. Awards with performance conditions are valued based on the probable outcome of the performance condition as of the grant date for the award. Information about the assumptions used to value these awards can be found in Note 12 "Stock-Based Compensation" in our 2019 Annual Report on Form 10-K. The amounts reported for these awards may not represent the amounts that the individuals will actually receive. The amounts received, if any, ultimately will depend on Company performance and the change in our stock price over time. An overview of the features of these awards can be found in the "Compensation Discussion and Analysis."

In accordance with SEC rules, we also are required to disclose the grant date fair value for awards with performance conditions assuming maximum performance. The grant date fair value for the 2019 LTIP RPU awards, assuming maximum performance, is as follows: Abney — $19,590,798; Peretz — $5,253,809; Barber —$8,692,735; Price — $5,839,181; and Warren – $4,409,485.

(6) The values for stock option awards represent the aggregate grant date fair value for the option awards granted in the applicable year, computed in accordance with FASB ASC Topic 718. The assumptions used to value these awards can be found in Note 12 "Stock-Based Compensation" in our 2019 Annual Report on Form 10-K. The amounts reported for these awards may not represent the amounts that the individuals will actually receive. The amounts received, if any, ultimately will depend on the change in our stock price over time. An overview of the features of these awards can be found in the "Compensation Discussion and Analysis" section.

(7) This column shows the cash portion of the MIP Performance Incentive award and the MIP Ownership Incentive award. For a description of the MIP, see "Compensation Discussion and Analysis." The MIP Ownership Incentive award was paid at 100% of target (one month's salary) for each eligible NEO who met or exceeded his or her target ownership level in the same proportion that the MIP award is paid.

(8) This column represents an estimate of the annual increase in the actuarial present value of the NEOs' accrued benefit under our retirement plans for the applicable year, assuming retirement at age 60 (or current age if greater). See "Executive Compensation — 2019 Pension Benefits" for additional information, including assumptions used in this calculation. The change in pension value can be impacted by a number of factors, including additional credited service, changes in amounts of compensation covered by the benefit formula, plan amendments and assumption changes.

(9) All other compensation consisted of the following in 2019:

Name	401(k) Plan Retirement Contribution[1]($)	Restoration Savings Plan Contribution[2]($)	401(k) Plan Match ($)	Life Insurance ($)	Financial Planning ($)	Healthcare Benefits ($)	Other[3]($)	Total ($)
David P. Abney	—	—	7,000	9,679	8,773	5,755	—	31,207
Brian O. Newman	—	—	—	621	12,500	—	14,018	27,139
Richard N. Peretz	—	—	7,000	2,676	2,070	5,755	—	17,501
James J. Barber, Jr.	—	—	7,000	3,355	13,848	5,755	—	29,958
Scott A. Price	13,750	17,349	8,400	3,003	8,355	5,755	28,491	85,103
Kevin M. Warren	13,750	16,110	8,400	2,908	15,000	5,755	57,339	119,262

(1) For eligible plan participants hired after July 1, 2016, we generally provide a retirement contribution based on years of service.

(2) For eligible plan participants hired after July 1, 2016, benefits payable under the UPS 401(k) Savings Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined contribution plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Restoration Savings Plan.

(3) Consists of relocation expenses. These amounts were valued on the basis of the aggregate incremental cost to the Company and represent the amount accrued for payment or paid to the service provider or the individual, as applicable.

Grants of Plan-Based Awards

The following table provides information about awards granted during 2019 to each of the NEOs.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
David P. Abney	—	—	704,755	1,666,667	—	—	—	—	—	—	—
	3/22/2019	—	—	—	0	86,916	173,832	—	—	—	9,795,399
	2/14/2019	—	—	—	—	—	—	—	68,313	111.80	1,119,650
	2/14/2019	—	—	—	—	—	—	16,776	—	—	1,875,557
Brian O. Newman	—	—	—	—	—	—	—	—	—	—	—
		—	—	—	—	—	—	—	—	—	—
		—	—	—	—	—	—	—	—	—	—
	9/16/2019	—	—	—	—	—	—	44,873	—	—	5,500,084
Richard N. Peretz	—	—	248,180	1,666,667	—	—	—	—	—	—	—
	3/22/2019	—	—	—	0	23,309	46,618	—	—	—	2,626,904
	2/14/2019	—	—	—	—	—	—	—	16,963	111.80	278,024
	2/14/2019	—	—	—	—	—	—	5,018	—	—	561,012
James J. Barber, Jr.	—	—	322,920	1,666,667	—	—	—	—	—	—	—
	3/22/2019	—	—	—	0	38,566	77,132	—	—	—	4,346,368
	2/14/2019	—	—	—	—	—	—	—	21,965	111.80	360,006
	2/14/2019	—	—	—	—	—	—	8,033	—	—	898,089
Scott A. Price	—	—	275,834	1,666,667	—	—	—	—	—	—	—
	3/22/2019	—	—	—	0	25,906	51,812	—	—	—	2,919,591
	2/14/2019	—	—	—	—	—	—	—	18,853	111.80	309,001
	2/14/2019	—	—	—	—	—	—	9,484	—	—	1,060,291
Kevin M. Warren	—	—	267,800	1,666,667	—	—	—	—	—	—	—
	3/22/2019	—	—	—	0	19,563	39,126	—	—	—	2,204,742
	2/14/2019	—	—	—	—	—	—	—	10,983	111.80	180,011
	2/14/2019	—	—	—	—	—	—	5,255	—	—	587,527

(1) Reflects the target and maximum values of the cash portion of the 2019 MIP performance incentive award for each NEO. A participant's first MIP performance incentive award is paid entirely in vested class A stock. Does not include the MIP ownership incentive award: Abney — $35,594; Peretz — $15,909; Barber — $20,700; Price — $17,682; and Warren — $17,167. The potential payments for the MIP performance incentive award are performance-based and therefore at risk. The MIP program is described in the "Compensation Discussion and Analysis."

(2) Potential number of units that would be awarded under the 2019 LTIP at the end of the applicable three-year performance period if the threshold, target or maximum performance goals are attained. Brian Newman was not eligible to participate in the 2019 LTIP because he was not employed when the awards were made.

(3) For Brian Newman, represents a one-time grant of RSUs. For all other NEOs, represents the number of RPUs or class A stock granted under the 2018 MIP.

(4) Number of stock options granted under the Stock Option program on February 14, 2019. Brian Newman was not eligible for a stock option award because he was not employed when the awards were made.

(5) Grant date fair value under FASB ASC Topic 718 of the LTIP RPUs, MIP RPUs, stock options and the one-time RSUs awards granted to each of the NEOs in 2019. Fair values are calculated using the NYSE closing price of UPS stock on the date of grant for RPUs and RSUs, and the Black-Scholes option pricing model for stock options. The grant date fair value of the units granted under the 2019 LTIP, which have performance conditions, are computed based on the probable outcome of the performance condition for the 2019 LTIP performance period. There can be no assurance that any value will ever be realized.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of shares covered by exercisable options, unexercisable options, and unvested RPUs held by the NEOs on December 31, 2019.

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
David P. Abney	9,461	—	82.87	3/1/2013	3/1/2023				
	7,372	—	96.98	3/4/2014	3/4/2024				
	19,925	4,982	101.93	3/2/2015	3/2/2025				
	15,979	10,653	98.77	3/2/2016	3/2/2026				
	22,569	15,047	106.86	9/16/2016	9/16/2026				
	28,717	43,077	106.87	3/1/2017	3/1/2027				
	14,265	57,063	106.43	3/1/2018	3/1/2028				
	—	68,313	111.80	2/14/2019	2/14/2029				
						40,743	4,769,376	169,607	19,854,187
Brian O. Newman	—	—	—	—	—				
						45,241	5,295,959	—	—
Richard N. Peretz	2,695	674	101.93	3/2/2015	3/2/2025				
	4,739	3,160	98.77	3/2/2016	3/2/2026				
	4,684	3,123	106.86	9/16/2016	9/16/2026				
	7,166	10,749	106.87	3/1/2017	3/1/2027				
	3,559	14,240	106.43	3/1/2018	3/1/2028				
	—	16,963	111.80	2/14/2019	2/14/2029				
						12,480	1,460,899	47,138	5,517,973
James J. Barber, Jr.	3,714	—	76.89	3/1/2012	3/1/2022				
	8,135	—	82.87	3/1/2013	3/1/2023				
	6,339	—	96.98	3/4/2014	3/4/2024				
	6,034	1,509	101.93	3/2/2015	3/2/2025				
	4,909	3,274	98.77	3/2/2016	3/2/2026				
	4,684	3,123	106.86	9/16/2016	9/16/2026				
	7,388	11,084	106.87	3/1/2017	3/1/2027				
	3,688	14,753	106.43	3/1/2018	3/1/2028				
	—	21,965	111.80	2/14/2019	2/14/2029				
						17,394	2,036,191	78,952	9,242,138
Scott A. Price	3,937	15,749	106.43	3/1/2018	3/1/2028				
	—	18,853	111.80	2/14/2019	2/14/2029				
						20,103	2,353,293	52,264	6,118,062
Kevin M. Warren	—	10,983	111.80	2/14/2019	2/14/2029				
						17,449	2,042,615	20,080	2,350,619

(1) Stock options generally vest over a five-year period with 20% of the option vesting at each anniversary date of the grant. All options expire ten years from the date of grant. Under the terms of our 2012 Plan, 2015 Plan and 2018 Plan, unvested stock options become fully vested on the date of termination due to retirement for the NEOs if they meet certain service requirements. Brian Newman was not eligible to participate in the 2019 Stock Option program because he was not employed when the awards were made.

(2) Unvested stock awards in this column include RPUs granted as part of the MIP in 2015, 2016, 2017 and 2018 that vest over a five-year period with approximately 20% of the award vesting on January 15 of each year. The RPUs granted as part of the MIP in 2019 vest one year after the grant date. Also includes the one-time grant of RSUs to Brian Newman on September 16, 2019 that had not vested at December 31, 2019. Values are rounded to the closest unit.

(3) Market value based on NYSE closing price of the class B common stock on December 31, 2019 of $117.06.

(4) Represents the potential units to be earned under the 2018 LTIP award (for the three-year performance period ending 12/31/2020), the 2019 LTIP award (for the three-year performance period ending 12/31/2021), and any dividend equivalent units allocated since the grants were made. Assumes target performance goals will be met for all performance periods.

Option Exercises and Stock Vested

The following table sets forth the number and corresponding value realized during 2019 with respect to options that were exercised, and restricted stock units and restricted performance units that vested, for each NEO.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
David P. Abney	28,722	1,374,191	95,110	10,942,951
Brian O. Newman	—	—	—	—
Richard N. Peretz	—	—	27,585	3,171,711
James J. Barber, Jr.	—	—	29,499	3,373,292
Scott A. Price	—	—	6,471	631,312
Kevin M. Warren	—	—	8,425	821,913

(1) The value in this column represents the 2017 LTIP award granted in the form of RPUs that vested on December 31, 2019; approximately 20% of the MIP RPUs granted in each of 2014, 2015, 2016, 2017 and 2018 that vested on January 15, 2019; and the portion of the RSU award to each of Scott Price and Kevin Warren that vested in 2019. Vested RPU awards are distributed to participants in an equivalent number of shares of class A common stock.

(2) The value shown is based on the NYSE closing prices of the class B common stock on December 31, 2019, the date the RPUs granted under the 2017 LTIP award vested, of $117.06 per share; and January 15, 2019, the date the RPUs granted under MIP vested and the date a portion of the one-time RSU awards to Scott Price and Kevin Warren vested, of $97.56 per share. If the vesting date is not a NYSE trading day, the prior trading day's closing price is used.

Pension Benefits

The following table quantifies the pension benefits expected to be paid to each NEO from the UPS Retirement Plan and the UPS Excess Coordinating Benefit Plan as of December 31, 2019. The terms of each are described below.

Name	Plan Name	Number of Years Credited Service(#)[2]	Present Value of Accumulated Benefit($)[3]	Payments During Last Fiscal Year($)
David P. Abney	UPS Retirement Plan	45.8	2,463,254	—
	UPS Excess Coordinating Benefit Plan	—	14,391,563	—
	Total	—	16,854,817	—
Brian O. Newman[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	—	—
Richard N. Peretz	UPS Retirement Plan	38.6	2,141,307	—
	UPS Excess Coordinating Benefit Plan	—	3,815,883	—
	Total	—	5,957,190	—
James J. Barber, Jr.	UPS Retirement Plan	35.4	2,094,243	—
	UPS Excess Coordinating Benefit Plan	—	5,102,416	—
	Total	—	7,196,659	—
Scott A. Price[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	—	—
Kevin M. Warren[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	—	—

(1) Not eligible to participate in the UPS Retirement Plan or the UPS Excess Coordinating Benefit Plan.

(2) This column represents years of service as of December 31, 2019 for all plans.

(3) This column represents the total discounted value of the monthly lifetime benefit earned at December 31, 2019, assuming the executive continues in service and retires at age 60 or at the executive's actual age, if later. The present value is not the monthly or annual lifetime benefit that would be paid to the executive. The present values are based on discount rates of 3.52% and 3.66% for the UPS Retirement Plan, and UPS Excess Coordinating Benefit Plan, respectively, at December 31, 2019. The present values assume no pre-retirement mortality and utilize the Pri-2012 healthy mortality table with adjusted mortality improvement after 2012 (no collar for the Retirement Plan and white collar for the Excess Plan), with mortality improvements after 2012 using the MP-2019 projection scale adjusted to converge to 0.5% in 2024 on the RPEC model.

Pension Benefits

The UPS Retirement Plan is noncontributory and includes substantially all eligible employees of participating domestic subsidiaries who are not members of a collective bargaining unit, as well as certain employees covered by a collective bargaining agreement. The UPS Retirement Plan was closed to new entrants as of July 1, 2016.

UPS also sponsors a non-qualified defined benefit plan, the UPS Excess Coordinating Benefit Plan, for non-union employees whose pay and benefits in the qualified plan are limited by the Internal Revenue Service. An employee must be at least age 55 with 10 years of service to be eligible to participate in this plan. In the year that an individual first becomes eligible to participate in the UPS Excess Coordinating Benefit Plan, there is an increase for the participant for that year equal to the full present value of the participant's accrued benefit in the plan.

The Compensation Committee believes that the retirement, deferred compensation and/or savings plans offered at UPS are important for the long-term economic well-being of our employees, and are important elements of attracting and retaining the key talent necessary to compete. The UPS Retirement Plan and UPS Excess Coordinating Benefit Plan provide monthly lifetime benefits to participants and their eligible beneficiaries based on final average compensation at retirement, service with UPS and age at retirement. Participants may choose to receive a reduced benefit payable in an optional form of annuity that is equivalent to the single lifetime benefit.

The plans provide monthly benefits based on the results from up to four benefit formulas. Participants receive the largest benefit from among the applicable benefit formulas. For James Barber, the formula that results in the largest benefit is called the "grandfathered integrated formula." This formula provides retirement income equal to 58.33% of final average compensation, offset by a portion of the Social Security benefit. A participant with less than 35 years of benefit service receives a proportionately lesser amount. For David Abney and Richard Peretz, the formula that results in the largest benefit is called the "integrated account formula." This formula provides retirement income equal to 1.2% of final average compensation plus 0.4% of final average compensation in excess of the Social Security Wage Base times years of benefit service.

Participants earn benefit service for the time they work as an eligible UPS employee. For purposes of the formulas, compensation includes salary and an eligible portion of the MIP award. The average final compensation for each participant in the plans is the average covered compensation of the participant during the five highest consecutive years out of the last ten full calendar years of service.

Benefits payable under the UPS Retirement Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as prescribed and adjusted from time to time by the Internal Revenue Service. Eligible

amounts exceeding these limits will be paid from the UPS Excess Coordinating Benefit Plan. Under this plan, participants receive the benefit in the form of a life annuity.

The plans permit participants with 25 or more years of benefit service to retire as early as age 55 with only a limited reduction in the amount of their monthly benefits. Each of the NEOs would be eligible to retire at age 60 and receive unreduced benefits from the plans. In addition, the plans allow participants with ten years or more of service to retire at age 55 with a larger reduction in the amount of their benefit. As of December 31, 2019, Richard Peretz and James Barber were eligible for early retirement with reduced benefits. If they had retired on December 31, 2019, their benefits would be reduced by 6% (Peretz) and 1.5% (Barber). David Abney is currently eligible for early retirement with unreduced benefits.

Non-Qualified Deferred Compensation

The following table shows the executive and Company contributions or credits, earnings and account balances for the NEOs in the UPS Deferred Compensation Plan and UPS Restoration Savings Plan for 2019.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[3]
David P. Abney	—	—	589,761	—	3,127,880
Brian O. Newman	—	—	—	—	—
Richard N. Peretz	—	—	153,069	—	880,490
James J. Barber, Jr.	—	—	109,079	—	656,489
Scott A. Price	—	17,349	—	—	17,349
Kevin M. Warren	—	16,110	—	—	16,110

(1) Executive contributions represent deferral of base salary, which amounts are also disclosed in the salary column of the Summary Compensation Table.

(2) Amount of Company credits to the UPS Restoration Savings Plan, which amounts are also disclosed in the all other compensation column of the Summary Compensation Table.

(3) Certain amounts in this column represent salary, bonus or stock options contributed by the NEO to the plan in prior years as follows: Abney —$1,122,198; Newman – $0; Peretz — $339,973; Barber — $300,419; Price — $0; Warren — $0.

The deferred compensation vehicles in the UPS Deferred Compensation Plan and the UPS Restoration Savings Plan are described below. Not all of the NEOs participate in each feature of the UPS Deferred Compensation Plan.

Salary Deferral Feature

- Prior to December 31, 2004, contributions could be deferred from executive officers' monthly salary and from their half-month bonus.

- Prior to December 31, 2004, non-employee directors could defer retainer and meeting fees quarterly. Assets from the discontinued UPS Retirement Plan for Outside Directors were transferred to the 2004 and Before Salary Deferral Feature in 2003.

- No contributions were permitted after December 31, 2004, except as described below.

- After December 31, 2004, executive officers may defer 1% to 35% of their monthly salary and 1% to 100% of the cash portion of the MIP award. They may also defer excess pre-tax contributions if the UPS 401(k) Savings Plan fails the annual average deferral percentage test.

- Non-employee directors may defer retainer fees quarterly.

- Elections are made annually for the following calendar year.

Stock Option Deferral Feature

- Assets are invested solely in shares of UPS stock.

- Non-qualified or incentive stock options which vested prior to December 31, 2004 were deferrable during the annual enrollment period for the following calendar year. Participants deferred receipt of UPS stock that would otherwise be taxable upon the exercise of the stock option.

- The shares received upon exercise of these options are deferred into a rabbi trust. The shares held in this trust are classified as treasury stock, and the liability to participating employees is classified as "deferred compensation obligations" in the shareowners' equity section of the balance sheet.

- No deferrals of stock options were permitted after December 31, 2004.

- As a result of the requirements applicable to non-qualified deferred compensation arrangements under Section 409A of the Internal Revenue Code and related guidance, deferral of stock options is no longer offered under the UPS Deferred Compensation Plan for options that vested after December 31, 2004.

Withdrawals and Distributions under the UPS Deferred Compensation Plan

- For the 2004 and Before Salary Deferral Feature, participants may elect to receive the funds in a lump sum or up to a 10 year installment (of 120 monthly payments), subject to restrictions if the balance is less than $20,000.

- For the 2005 and Beyond Salary Deferral Feature, participants may elect to receive funds in a lump sum or up to a 10 year installment (120 monthly payments), subject to restrictions if the balance, plus the total balance in any other account which must be aggregated with the 2005 and Beyond Salary Deferral Account under Section 409A of the Internal Revenue Code, is less than the Internal Revenue Code Section 402(g) annual limit in effect for qualified 401(k) plans on the date the participant becomes eligible for a distribution.

- For the Stock Option Deferral Feature, participants may elect to receive shares in a lump sum or up to 10 annual installments, subject to restrictions if the balance is less than $20,000. The distribution of shares will occur pro-rata based on the type of stock options (non-qualified or incentive) that were originally deferred.

- The distribution election under the 2005 and Beyond Salary Deferral Feature may be changed one time only, but may be changed more frequently under the 2004 and Before Salary Deferral Feature and the Stock Option Deferral Feature.

- Hardship distributions are permitted under all three features of the UPS Deferred Compensation Plan.

- Withdrawals are not permitted under the 2005 and Beyond Salary Deferral Feature, but withdrawals are permitted for 100% of the account under the 2004 and Before Salary Deferral Feature and Stock Option Deferral Feature. However, withdrawals will result in a forfeiture of 10% of the participant's total account balances.

No Company contributions are made to any of the three features of the UPS Deferred Compensation Plan. The aggregate balances shown in the table above represent amounts that the NEOs have earned but elected to defer, plus earnings (or less losses). There are no above-market or preferential earnings in the UPS Deferred Compensation Plan. The investment options mirror those in the UPS 401(k) Savings Plan. Dividends earned on shares of UPS stock in the UPS Deferred Compensation Plan are earned at the same rate as all other class A and class B shares of common stock. Dividends are added to the participant's deferred compensation balance. Deferral elections made under the UPS Deferred Compensation Plan are irrevocable once made.

UPS Restoration Savings Plan

Benefits payable under the UPS 401(k) Savings Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined contribution plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Restoration Savings Plan, which is a non-qualified restoration plan designed to replace the amount of benefits limited under the tax-qualified plan. Without the UPS Restoration Savings Plan, executive officers would receive a lower benefit as a percent of eligible compensation than the benefit received by other participants in the UPS Savings Plan.

Potential Payments on Termination or Change in Control

We have not entered into any agreements with our executive officers that provide for continuation of employment of an executive. Our Compensation Committee believes that UPS has created a culture where long tenure for executives is the norm. As a result, executive officers serve without employment contracts, as do most of our other U.S.-based non-union employees.

In connection with the hiring of each of Brian Newman, Scott Price and Kevin Warren, we entered into protective covenant agreements with each of them which, in the event they are terminated without cause during the first two years of employment, provide for separation pay equal to two years' salary. In addition, with respect to Scott and Kevin only, in the event they are terminated without cause during the first two years of employment their protective covenant agreements provide for (ii) continued vesting of their one-time RSU grants, and (iii) with respect to Kevin Warren, the payment of any unpaid transition payments (see "Employment Transition Payments" described above). In the event any of them are terminated without cause after the first two years of employment, the Company is obligated to make such payments and continue vesting such grants if it elects to enforce post-termination non-compete covenants connected to those agreements.

Furthermore, under the terms of their offer letters, each is entitled to continue to vest in the one-time RSU awards granted to them in the event any of them are terminated without cause. With respect to Brian Newman and Kevin Warren only, in the event they are terminated without cause, their offer letters provide that they will continue to vest in their cash transition payments; and with respect to Brian Newman only, he will continue to vest in his performance-based cash award. Termination for cause will result in the loss of these payments.

The equity awards granted between May 7, 2009 and May 2, 2012 were made pursuant to the 2009 Plan; equity awards granted on or after May 3, 2012 were made pursuant to the 2012 Plan; equity awards granted on or after May 7, 2015 were made pursuant to the 2015 Plan; and equity awards granted on or after January 1, 2018 were made pursuant to the 2018 Plan. The plans and the related award certificates contain provisions that affect outstanding awards to all plan participants, including the NEOs, in the event of a change in control (as defined below) of the Company and a participant's retirement, death or disability. Upon a participant's retirement, death or disability:

- Options will become immediately exercisable;

- Restrictions imposed on shares of restricted stock, RSUs or RPUs that are not performance-based lapse; and

- Target payout opportunities attainable under all outstanding awards of performance-based restricted stock, RSUs and RPUs are deemed to have been fully earned for the applicable performance periods. Payment of an award (in cash or stock, as applicable) is made to the participant based upon an assumed achievement of all relevant targeted performance goals and the length of time within the applicable performance period which has elapsed.

In the event of a change in control, if the successor company continues, assumes or substitutes other grants for outstanding awards, and within two years following the change in control the participant is terminated by the successor without cause or the participant resigns for good reason, then:

- Options will become immediately exercisable as of the termination or resignation;

- Restrictions imposed on restricted stock or RSUs that are not performance-based will lapse; and

- Performance-based awards will vest with respect to each performance measurement tranche completed during the performance period prior to the termination or resignation (or, if the performance period is not divided into separate performance measurement tranches, proportionately based on the portion of the performance period completed prior to such resignation or termination).

In the event of a change in control, if the successor company does not continue, assume or substitute other grants for outstanding awards, or in the case of a dissolution or liquidation of UPS, then options will be fully vested and exercisable and the Compensation Committee will either give a participant a reasonable opportunity to exercise the option before the transaction resulting in the change in control, or pay the participant the difference between the exercise price for the option and the consideration provided to other similarly situated shareowners.

Other Outstanding Awards

Other outstanding awards will vest and be paid generally as described in the bullet points above (except, where applicable, timing of payment generally will be tied to such change in control, rather than termination or resignation). Our 1999 Incentive Compensation plan provided for tax gross-ups upon a change in control in certain situations. However, all awards made under the 1999 Plan have already vested and are not subject to the change in control provisions. The 2018 Plan, 2015 Plan, 2012 Plan and 2009 Plan do not provide for the payment of tax gross-ups.

The following table shows the potential payments to the NEOs upon a termination of employment under various circumstances. In preparing the table, we assumed the event occurred on December 31, 2019. The closing price per share of our class B common stock on the NYSE on December 31, 2019 was $117.06. The actual amounts to be paid under any of the scenarios can only be determined at the time of such NEO's separation from the Company.

Name	Separation Pay[1] ($)	Accelerated Vesting of Equity Awards[2] ($)	Benefits[3] ($)	Total ($)
David P. Abney				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	—	—	—	—
Change in Control (with termination)	—	26,452,124	—	26,452,124
Retirement	—	26,452,124	—	26,452,124
Death	—	26,452,124	—	26,452,124
Disability	—	26,452,124	—	26,452,124
Brian O. Newman				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	1,450,008	5,295,959	—	6,745,967
Change in Control (with termination)	—	5,295,959	—	5,295,959
Retirement	—	5,295,959	—	5,295,959
Death	—	5,295,959	—	5,295,959
Disability	—	5,295,959	—	5,295,959
Richard N. Peretz				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	—	—	—	—
Change in Control (with termination)	—	7,428,849	—	7,428,849
Retirement	—	7,428,849	201,229	7,630,078
Death	—	7,428,849	—	7,428,849
Disability	—	7,428,849	—	7,428,849
James J. Barber, Jr.				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	—	—	—	—
Change in Control (with termination)	—	11,778,202	—	11,778,202
Retirement	—	11,778,202	89,657	11,867,859
Death	—	11,778,202	—	11,778,202
Disability	—	11,778,202	—	11,778,202
Scott A. Price				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	1,273,080	2,353,293	—	3,626,373
Change in Control (with termination)	—	8,737,933	—	8,737,933
Retirement	—	8,737,933	—	8,737,933
Death	—	8,737,933	—	8,737,933
Disability	—	8,737,933	—	8,737,933
Kevin M. Warren				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	1,986,000	2,042,615	—	4,028,615
Change in Control (with termination)	—	4,451,005	—	4,451,005
Retirement	—	4,451,005	—	4,451,005
Death	—	4,451,005	—	4,451,005
Disability	—	4,451,005	—	4,451,005

(1) Represents the value of separation pay, and with respect to Kevin Warren and Brian Newman, the payment of unpaid cash transition payments and unpaid performance-based cash award as applicable (see "Employment Transition Payments" above).

(2) Represents the value of accelerated vesting of stock options and RPUs in accordance with the terms of the 2009 Plan, the 2012 Plan, the 2015 Plan, the 2018 Plan and the applicable award certificates. Also includes the 2018 and 2019 LTIP awards calculated at target. The performance measurement period for the 2018 LTIP award ends December 31, 2020, and performance measurement period for the 2019 LTIP award ends December 31, 2021. With respect to Brian Newman, Scott Price and Kevin Warren, includes the continued vesting of the one-time RSU awards to each as described in "Employment Transition Payments" above.

(3) Represents the actuarial present value of the incremental non-qualified amounts payable upon change in control, early retirement, death and disability from the UPS Excess Coordinating Benefit Plan. For information about the UPS Excess Coordinating Benefit Plan, see the Pension Benefits table and related narrative. The same assumptions were used to calculate the present value of the amounts in this table that were used for the Pension Benefits table except that benefits are assumed to be payable immediately as of December 31, 2019 (or age 55 if later) instead of as of age 60. Only individuals eligible for early retirement (55 with 10 years of service) who are not yet age 60 will have an early retirement value in the table.

Other Amounts

The previous table does not include payments and benefits to the extent they are generally provided on a non-discriminatory basis to salaried employees not subject to a collective bargaining agreement upon termination of employment. These include:

- Life insurance upon death in the amount of 12 times the employee's monthly base salary, with a December 31, 2019 maximum benefit payable of $1 million;

- A death benefit in the amount of three times the employee's monthly salary;

- Disability benefits; and

- Accrued vacation amounts.

The tables also do not include amounts to which the executives would be entitled to receive that are already described in the compensation tables that appear earlier in this proxy statement, including:

- The value of equity awards that are already vested;

- Amounts payable under defined benefit pension plans; and

- Amounts previously deferred into the deferred compensation plan.

Definition of a Change in Control

A change in control of the Company as defined in the 2018 Plan is deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

- The consummation of a reorganization, merger, share exchange or consolidation, in each case, where persons who were shareowners of UPS immediately prior to such reorganization, merger, share exchange or consolidation do not, immediately thereafter, own more than fifty percent (50%) of the combined voting power of the reorganized, merged, surviving or consolidated company's then outstanding securities entitled to vote generally in the election of directors in substantially the same proportions as immediately prior to the transaction; or a liquidation or dissolution of UPS or the sale of substantially all of UPS's assets; or

- Individuals who, as of any date (the "Beginning Date"), constitute the Board of Directors (the "Incumbent Board") and who, as of the end of the two-year period beginning on such Beginning Date, cease for any reason to constitute at least a majority of the Board of Directors, provided that any person becoming a director subsequent to the Beginning Date whose election, or nomination for election by UPS's shareowners, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of UPS, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) shall be considered as though such person were a member of the Incumbent Board.

Equity Compensation Plans

The following table sets forth information as of December 31, 2019 concerning shares of our common stock authorized for issuance under all of our equity compensation plans.

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders[1]	17,203,002	8.88	25,147,765[2]
Equity compensation plans not approved by security holders	—	N/A	—
Total	17,203,002	8.88	25,147,765

(1) Includes the 1999 Plan, the 2009 Plan, the 2012 Plan, the 2015 Plan, the 2018 Plan and the Discounted Employee Stock Purchase Plan, each of which has been approved by our shareowners. Effective with the approval of the 2018 Plan in May 2018, no additional securities may be issued under the 1999 Plan, the 2009 Plan, the 2012 Plan or the 2015 Plan. Awards that do not entitle the holder to receive or purchase shares and awards that are settled in cash are not counted against the aggregate number of shares available for awards under the 2018 Plan.

(2) In addition to grants of options, warrants or rights, this number includes up to 12,423,652 shares of common stock or other stock-based awards that may be issued under the 2018 Plan, and up to 12,724,113 shares of common stock that may be issued under the Discounted Employee Stock Purchase Plan. This number does not include shares under the 1999 Plan, the 2009 Plan, the 2012 Plan or the 2015 Plan because no new awards may be made under those plans.

Median Employee to CEO Pay Ratio

As required by Item 402(u) of Regulation S-K, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following ratio of the annual total compensation of our CEO to the annual total compensation of our median employee.

The annual total compensation of the median compensated employee, was $74,395; our CEO's annual total compensation was $18,040,841, and the ratio of these amounts was 243-to-one.

Items related to healthcare benefits, which are available generally to all salaried employees of the Company, are included in the annual total compensation numbers above. The CEO's and median employee's Company-paid healthcare benefit amounts were $9,917 and $4,842 respectively. For the CEO, this amount is not included in the Summary Compensation Table as permitted by SEC regulations.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. As permitted by SEC rules, for our 2019 pay ratio reported above, we used the same median employee that we used for our 2017 pay ratio, as we believe there has been no change in our employee population or employee compensation arrangements that would significantly impact our pay ratio disclosure, including as a result of the acquisitions described below. For these purposes, we identified the median compensated employee from our employee population as of October 1, 2017, using total taxable wages (Form W-2 Box 1 or equivalent) paid to our employees in fiscal year 2017. We determined our total workforce as of

October 1, 2017 to consist of 466,707 employees. During the fiscal year 2017, UPS purchased Zone Solutions, LLC and Freightex Ltd. These companies employed 14 and 133 employees respectively. Also, as permitted by SEC rules, under the 5% "De Minimis Exemption," we excluded 22,909 non-U.S. employees, or 4.9% of our total workforce. As a result of these exclusions, our median employee was identified from an employee population of 443,651 employees.

The excluded countries and their employee populations are as follows: Albania (1 employee), Argentina (243 employees), Australia (430 employees), Austria (190 employees), Bahrain (23 employees), Barbados (12 employees), Belarus (30 employees), Belgium (1,208 employees), Bolivia (4 employees), Brazil (772 employees), Chile (184 employees), Colombia (478 employees), Costa Rica (272 employees), Czech Republic (457 employees), Denmark (590 employees), Dominican Republic (135 employees), Ecuador (85 employees), Egypt (36 employees), El Salvador (34 employees), Finland (205 employees), Greece (138 employees), Guam (1 employee), Guatemala (82 employees), Honduras (48 employees), Hong Kong (1,117 employees), Hungary (377 employees), India (1,924 employees), Indonesia (182 employees), Ireland (857 employees), Italy (1,258 employees), Jamaica (8 employees), Japan (660 employees), Kazakhstan (39 employees), Kenya (1 employee), Kuwait (47 employees), Luxembourg (6 employees), Macau (24 employees), Malaysia (512 employees), Morocco (61 employees), Nepal (2 employees), New Zealand (32 employees), Nicaragua (43 employees), Nigeria (352 employees), Norway (107 employees), Pakistan (68 employees), Panama (39 employees), Peru (93 employees), Philippines (1,236 employees), Portugal (182 employees), Puerto Rico (475 employees), Romania (158 employees), Russia (553 employees), Singapore (1,108 employees), Slovakia (29 employees), Slovenia (48 employees), South Africa (326 employees), South Korea (510 employees), Spain (1,242 employees), Sri Lanka (8 employees), Sweden (991 employees), Switzerland (478 employees), Taiwan (873 employees), Thailand (465 employees), Uganda (1 employee), Ukraine (90 employees), United Arab Emirates (379 employees), Uruguay (13 employees), Venezuela (6 employees), Vietnam (259 employees), Virgin Islands (12 employees).

Ownership of Our Securities

Securities Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of December 31, 2019 as to each person known to us to be the beneficial owner of more than five percent of either our class A or class B common stock, based on SEC filings by such persons. Class A shares have ten votes per share and class B shares have one vote per share on each matter acted upon. Class A shares are held by current and former employees and are not publicly traded. As of February 24, 2020 there were 156,203,673 outstanding shares of class A common stock and 702,308,157 outstanding shares of class B common stock.

Name and address	Number of Shares of Class B Stock Beneficially Owned	Percent of Class B Stock
BlackRock, Inc.[1] 55 East 52nd Street New York, NY 10055	44,176,915	6.3%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	56,561,755	8.1%

(1) According to a Schedule 13G/A filed with the SEC on February 6, 2020, BlackRock Inc. has sole voting power with respect to 37,287,237 shares and sole dispositive power with respect to 44,176,915 shares.

(2) According to a Schedule 13G/A filed with the SEC on February 12, 2020, The Vanguard Group has sole voting power with respect to 1,081,326 shares, shared voting power with respect to 188,901 shares, sole dispositive power with respect to 55,351,627 shares and shared dispositive power with respect to 1,210,128 shares.

The following table sets forth the beneficial ownership of our class A and class B common stock as of February 24, 2020 by each of our NEOs, each of our directors, and all of our current executive officers and directors as a group. Ownership is calculated in accordance with SEC rules and regulations.

	Number of Shares Beneficially Owned[1][2]		Additional Shares in Which the Beneficial Owner Has or Participates in the Voting or Investment Power[5]	Total Shares Beneficially Owned[6]
	Class A Shares[3][4]	Class B Shares		
Named Executive Officers				
David P. Abney	724,021	1,452	3,460,520[7]	4,185,993[7]
Brian O. Newman	46,440[8]	—	—	46,440[8]
Richard N. Peretz	115,300	—	—	115,300
James J. Barber, Jr.	166,364	75	—	166,439
Scott A. Price	84,448	—	—	84,448
Kevin M. Warren	42,169	—	—	42,169
Non-Employee Directors				
Rodney C. Adkins	12,999	—	—	12,999
Michael J. Burns	28,753	—	—	28,753
William R. Johnson	24,963	160	—	25,123
Ann M. Livermore	51,509	—	—	51,509
Rudy H.P. Markham	25,422	—	—	25,422
Franck J. Moison	5,539	—	—	5,539
Clark T. Randt, Jr.	20,020	—	—	20,020
Christiana Smith Shi	3,777	—	—	3,777
John T. Stankey	10,322	—	—	10,322
Carol B. Tomé	29,452	2,936	—	32,388
Kevin Warsh	14,925	—	—	14,925
Current Executive Officers and Directors as a Group (22 persons)	1,433,937	4,549	3,460,520[7]	4,899,006[7][9]

(1) Includes shares for which the named person has sole voting or investment power or has shared voting or investment power with his or her spouse. Includes shares held by immediate family members as follows: Abney — 26,500; Newman – 0; Peretz — 220; Barber — 0; Price — 0; Warren — 0; and all current executive officers and directors as a group — 26,500. Each named individual disclaims all beneficial ownership of the shares held by immediate family members.

(2) Includes shares pledged prior to the 2014 adoption of a policy prohibiting our executive officers and directors from entering into pledges of their UPS stock. The aggregate number of shares pledged by executive officers and directors as a group represents significantly less than 1% of our issued and outstanding shares of common stock. Pledged shares are as follows: Barber — 14,490; and all current executive officers and directors as a group — 1,764. Shares pledged are not counted for purposes of compliance with our stock ownership guidelines. All of the executive officers that had existing pledges comply with our stock ownership guidelines after excluding the shares subject to pledge. None of our directors have pledged any shares of UPS stock.

(3) Includes class A shares that may be acquired by directors upon the conversion of RSUs following separation from the UPS Board of Directors. These RSUs are also reported in the additional ownership table below.

(4) Includes class A shares that may be acquired through stock options exercisable through April 24, 2020 as follows: Abney — 414,090; Newman – 0; Peretz — 71,752; Barber — 100,599; Price — 65,218; Warren — 26,524; and all current directors and executive officers as a group — 641,269.

(5) None of the individuals listed, nor members of their immediate families, has any direct ownership rights in the shares in this column. See footnotes 7 and 8.

(6) All current directors and executive officers individually and as a group held less than one percent of outstanding shares of each of class A and class B common stock outstanding as of February 24, 2020. Assumes that all options exercisable and RSUs through April 24, 2020 owned by the named individual are exercised. The total number of shares outstanding used in calculating this percentage also assumes that none of the options owned by other named individuals are exercised.

(7) Includes 3,444,484 class A shares and 16,036 class B shares owned by the Annie E. Casey Foundation, Inc., which are considered under SEC rules to be beneficially owned by David Abney because he serves on the Board of Trustees.

(8) Includes 45,241 RSUs that vest and convert to class A common stock prior to April 24, 2020.

(9) Includes 46,973 RSUs and RPUs for all current executive officers and directors as a group that vest and convert to class A common stock prior to April 24, 2020.

Additional Ownership

Our directors and executive officers hold equity instruments that, in accordance with SEC reporting rules, are not reported in the beneficial ownership table above (with the exception of RSUs for directors) because the named persons do not have the right to acquire beneficial ownership of the underlying shares of common stock within 60 days of February 24, 2020. These equity interests represent additional financial interests in UPS that are subject to the same market risk as ownership of our common stock. The number of shares of class A common stock to which these equity instruments are equivalent as of February 24, 2020 is as follows.

	Restricted Stock Units[1]	Phantom Stock Units[2]	Restricted Performance Units[3]	Stock Option Deferral Shares[4]	Other Deferred Compensation Plan Shares[5]	Total
Named Executive Officers						
David P. Abney	—	—	20,111	20,262	—	40,373
Brian O. Newman	—	—	—	—	—	—
Richard N. Peretz	—	—	6,753	8,015	—	14,768
James J. Barber, Jr.	—	—	5,567	4,624	—	10,191
Scott A. Price	13,402	—	2,426	—	150	15,978
Kevin M. Warren	8,726	—	2,330	—	139	11,195
Non-Employee Directors						
Rodney C. Adkins	12,999	—	—	—	—	12,999
Michael J. Burns	23,905	—	—	—	5,023	28,928
William R. Johnson	24,963	—	—	—	—	24,963
Ann M. Livermore	23,905	2,595	—	—	—	26,500
Rudy H.P. Markham	23,905	—	—	—	—	23,905
Franck J. Moison	5,539	—	—	—	—	5,539
Clark T. Randt, Jr.	20,020	—	—	—	—	20,020
Christiana Smith Shi	3,777	—	—	—	—	3,777
John T. Stankey	10,322	—	—	—	—	10,322
Carol B. Tomé	23,905	1,227	—	—	—	25,132
Kevin Warsh	14,925	—	—	—	6,690	21,615

(1) Bookkeeping units, the value of each of which corresponds to one share of UPS class B common stock. RSUs are granted to non-employee directors on an annual basis. Dividends paid on UPS common stock are added to the director's RSU balance. Upon termination of the individual's service as a director, the RSUs convert to class A shares. RSUs for directors are also reported in the previous table and are counted toward the total shares beneficially owned.

(2) Bookkeeping units, the value of each of which corresponds to one share of UPS class B common stock. Phantom stock units were granted to non-employee directors pursuant to a deferred compensation program previously provided to non-employee directors. Dividends paid on UPS common stock are added to the director's phantom stock unit balance. Upon termination of the individual's service as a director, amounts represented by phantom stock units will be distributed in cash over a time period elected by the recipient.

(3) Bookkeeping units, the value of each of which corresponds to one share of UPS class B common stock. We grant RPUs under the MIP and the LTIP award program.

(4) Shares held for the individual in a rabbi trust within the UPS Deferred Compensation Plan. Each individual elected to defer the receipt of these shares rather than acquiring them directly upon the exercise of a stock option.

(5) Includes non-employee directors' retainer fees that have been deferred and allocated to UPS common stock within the UPS Deferred Compensation Plan. Also includes Company credits under the UPS Restoration Savings Plan that are allocated to UPS common stock. See Non-Qualified Deferred Compensation table above for more information.

Proposal 2 — Advisory Vote on Executive Compensation

What am I voting on? Whether you approve, on an advisory basis, the compensation of the NEOs as disclosed in this Proxy Statement.

Voting Recommendation: Our Board of Directors recommends that shareowners vote **FOR** this proposal.

Vote Required: The proposal must be approved by a majority of the voting power of the shares present in person or by proxy.

Pay that reflects performance and alignment of pay with the long-term interests of our shareowners are key principles that underlie our compensation programs. In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Exchange Act, shareowners have the opportunity to vote, on an advisory basis, to approve the compensation of our NEOs. This is often referred to as a "say on pay" vote and provides you, as a shareowner, with the ability to cast a vote with respect to our 2019 executive compensation programs and policies and the compensation paid to the NEOs as disclosed in this proxy statement through the following resolution:

> "RESOLVED, that the shareowners approve, on an advisory basis, the compensation of the NEOs, as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in the Company's Proxy Statement for the 2020 Annual Meeting of Shareowners."

As discussed in the Compensation Discussion and Analysis section, the compensation paid to our NEOs reflects the following principles of our compensation program:

- encouraging executive decision-making that is aligned with the long-term interests of our shareowners;

- tying a significant portion of executive pay to Company performance over a multi-year period;

- promoting UPS's long-standing culture of owner-management; and

- using a balance of short- and long-term performance metrics to encourage the efficient management of our business and minimize excessive risk-taking.

Although this vote is non-binding, the Compensation Committee and the board value our shareowners' views and will consider the voting results. To the extent there is a significant negative vote, we expect that we will consult directly with shareowners to better understand the concerns that influenced the vote. As they currently do, the Compensation Committee and the board would consider the constructive feedback obtained through this process in making decisions about future compensation arrangements for our NEOs. The next say on pay vote is expected to occur at the 2021 Annual Meeting.

In accordance with the Dodd-Frank Act, this vote does not overrule any decisions by the board, will not create or imply any change to or any additional fiduciary duties of the board and will not restrict or limit the ability of shareowners generally to make proposals for inclusion in proxy materials related to executive compensation.

Audit Committee Matters

Proposal 3 — Ratification of Auditors

What am I voting on? Shareowners are being asked to ratify the Audit Committee's appointment of Deloitte & Touche LLP to serve as our independent registered public accounting firm for 2020.

Voting Recommendation: Our Board of Directors recommends that shareowners vote **FOR** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2020.

Vote Required: The proposal must be approved by a majority of the voting power of the shares present in person or by proxy.

Deloitte & Touche LLP ("Deloitte") has been our independent auditor since we became a publicly-traded entity in 1999. Prior to becoming a publicly-traded entity, Deloitte also served as the independent auditor of our privately held parent company since 1969. Deloitte audited our 2019 consolidated financial statements and our internal control over financial reporting. As discussed below, our Audit Committee considers Deloitte to be well qualified and has appointed Deloitte as our independent registered public accounting firm for the year ending December 31, 2020.

This proposal asks you to ratify the appointment of Deloitte as our independent registered public accounting firm for 2020. Although we are not required to obtain such ratification from our shareowners, the Board of Directors believes it is sound corporate governance practice to do so. If the appointment of Deloitte is not ratified, the Audit Committee will reconsider the appointment. Even if the appointment of Deloitte is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of UPS and its shareowners.

A representative of Deloitte is expected to be at the Annual Meeting, will have the opportunity to make a statement and is expected to be available to respond to appropriate questions by shareowners. The following sections provide additional information about our Audit Committee, its selection of Deloitte, Deloitte's fees and related matters.

Report of the Audit Committee

Roles and Responsibilities. The key responsibilities of the Audit Committee are set forth in its charter, which was approved by the board and is available on the governance section of the UPS Investor Relations website at www.investors.ups.com. Pursuant to its charter, the Audit Committee's purposes, duties and responsibilities include:

- assisting the board in discharging its responsibilities relating to the accounting, reporting and financial practices of UPS;

- overseeing the accounting and financial reporting processes, including reviewing earnings or annual report press releases, overseeing the integrity of UPS's financial statements and evaluating major financial risks;

- having sole authority to appoint, oversee, determine the compensation of and terminate the Company's independent registered public accounting firm; and

- overseeing the Company's systems of disclosure controls and internal controls, the Company's compliance with legal and regulatory requirements as well as the Company's Code of Business Conduct.

Management has primary responsibility for preparing UPS's financial statements and establishing effective internal control over financial reporting. Deloitte is responsible for auditing those financial statements and UPS's internal control over financial reporting and expressing an opinion on the conformity of UPS's audited financial statements with generally accepted accounting principles and on the effectiveness of UPS's internal control over financial reporting based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission.

The Audit Committee is responsible for appointing the independent registered public accounting firm, understanding the terms of the audit engagement, negotiating the fees for the audit engagement and approving the terms of the audit engagement. In this context, the Audit Committee discussed with Deloitte the terms of the audit engagement, the overall scope and plan for the audit, and the other matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee had the opportunity to ask Deloitte questions relating to such matters.

Committee Oversight of Financial Statements. The Audit Committee met with management and Deloitte to review and discuss the Company's audited financial statements and the Company's internal control over financial reporting. The Audit Committee discussed with management and Deloitte the critical accounting policies applied by UPS in the preparation of its financial statements, the quality, and not just the acceptability, of the accounting principles utilized, the reasonableness of significant accounting judgments, and the clarity of disclosures in the financial statements.

The Audit Committee met with Deloitte and UPS's internal auditors, in each case with and without other members of management present, to discuss the results of their respective examinations, the evaluations of the Company's internal control and the overall quality and integrity of the Company's financial reporting. Additionally, the Audit Committee reviewed UPS's internal audit plan and the performance, responsibilities, budget and staffing of UPS's internal auditors.

The Audit Committee met with members of management to discuss the Company's legal and ethical compliance programs. The Audit Committee also oversaw compliance with and procedures for UPS's receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing and other federal securities law matters, including confidential and anonymous submissions of these complaints.

Auditor Independence. Deloitte has provided the Audit Committee with the written disclosures and the letter required by the applicable requirements of the PCAOB regarding the independent registered public accountants' communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Deloitte that firm's independence. The Audit Committee also considered whether Deloitte's provision of non-audit services to UPS was compatible with the independence of the independent registered public accountants. The Audit Committee has established a policy, discussed below, requiring the pre-approval of all audit and non-audit services provided to UPS by Deloitte. The Audit Committee reviewed and pre-approved all fees paid to Deloitte. These fees are described in the next section of this proxy statement.

Committee Assessment of Deloitte. In addition, as in prior years, the Audit Committee, along with management and UPS's internal auditors, reviewed Deloitte's 2019 performance as part of its consideration of whether to appoint Deloitte as UPS's independent registered public accounting firm for 2020 and to recommend to the board that shareowners ratify this appointment. As part

of this review, the Audit Committee considered the continued independence, objectivity and professional skepticism of Deloitte. The Audit Committee also considered, among other things, the length of time that Deloitte has served as UPS's independent auditors, the breadth and complexity of UPS's business and its global footprint and the resulting demands placed on its auditing firm in terms of expertise in UPS's business, external data and management's perception relating to the depth and breadth of Deloitte's auditing qualification and experience, the quantity and quality of Deloitte's staff and global reach, the appropriateness of Deloitte's fees, the communication and interaction with the Deloitte team over the course of the prior year, PCAOB reports on Deloitte, and the potential impact of changing our independent registered public accounting firm.

The Audit Committee recognized the ability of Deloitte to provide both the necessary expertise to audit UPS's business and the matching global footprint to audit UPS worldwide, as well as the efficiencies to UPS resulting from Deloitte's long-standing and deep understanding of our business. The Audit Committee also considered the policies that Deloitte follows with respect to rotation of its key audit personnel, so that there is a new partner-in-charge at least every five years. The Audit Committee is involved in the selection of the new partner-in-charge of the audit engagement when there is a rotation required under applicable rules. Additionally, the Audit Committee considered Deloitte's focus on independence, their quality control policies, the quality and efficiency of the work performed, and the quality of discussions and feedback sessions. Based on the results of its review, the Audit Committee concluded that Deloitte is independent and that it is in the best interests of UPS and its shareowners to appoint Deloitte to serve as UPS's independent registered accounting firm for 2020. Consequently, the Audit Committee has appointed Deloitte as UPS's independent auditors for 2020, and the board is recommending that UPS's shareowners ratify this appointment.

Recommendation. Based on the review and the discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in UPS's Annual Report on Form 10-K for the year ended December 31, 2019 for filing with the SEC.

The Audit Committee
Carol B. Tomé, Chair*
Michael J. Burns
John T. Stankey

* Carol Tomé participated in the Audit Committee's consideration of the matters reflected above during her service on the Audit Committee. Rudy Markham subsequently replaced Carol as a member and Chair of the Audit Committee in March 2020 in connection with our previously described leadership transitions.

Principal Accounting Firm Fees

The Audit Committee, with the ratification of the shareowners, engaged Deloitte to perform the annual audit of the Company's financial statements for the fiscal year ended December 31, 2019. The aggregate fees billed to us for the fiscal years ended December 31, 2019 and 2018 by Deloitte, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates are below:

	2019	2018
Audit Fees[1]	$16,464,000	$14,558,000
Audit-Related Fees[2]	$ 1,266,000	$ 968,000
Total Audit and Audit-Related Fees	$17,730,000	$15,526,000
Tax Fees[3]	$ 631,000	$ 825,000
All Other Fees	$ —	$ —
Total Fees	$18,361,000	$16,351,000

(1) Fees for professional services performed by Deloitte for the audit of our annual financial statements and review of financial statements included in our Form 10-Q filings, internal control attestation procedures, statutory audits of foreign subsidiary financial statements and other services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Fees for assurance and related services performed by Deloitte that are reasonably related to the performance of the audit or review of our financial statements. This includes employee benefit plan and compensation plan audits, independent service auditors' reports, attestation procedures related to securities offerings, and other attestations by Deloitte.

(3) Fees for professional services performed by Deloitte with respect to tax compliance work and tax planning and advice services. This includes review of original and amended tax returns for the Company and its consolidated subsidiaries, refund claims, and payment planning and tax audit assistance.

Services Provided by Deloitte

All services provided by Deloitte are permissible under applicable laws and regulations. The Audit Committee has established a policy requiring the pre-approval of all audit and non-audit services performed by Deloitte in order to help assure that the provision of such services does not impair Deloitte's independence.

Proposed services may be pre-approved through the application of detailed policies and procedures ("general pre-approval") or by specific review of each service ("specific pre-approval"). Unless a type of service to be provided by Deloitte has received general pre-approval, it requires specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels also requires specific approval by the Audit Committee.

The Audit, Audit-Related, Tax and All Other services that have received general pre-approval of the Committee, and those services that are prohibited, are described in the policy along with the corresponding cost levels. The term of any general pre-approval is twelve months from the date of pre-approval, unless otherwise stated. The Committee annually reviews and pre-approves the services that may be provided by Deloitte without obtaining specific pre-approval, and may revise the list from time to time based on subsequent determinations.

The Audit Committee has delegated to its Chair the authority to pre-approve certain permitted services between the Audit Committee's regularly scheduled meetings, and the Chair must report any pre-approval decisions to the Audit Committee at its next scheduled meeting for review by the Audit Committee. The policy prohibits the Audit Committee from delegating its responsibilities to management for pre-approving Deloitte's permitted services.

Shareowner Proposals

In accordance with SEC rules, we have set forth below certain shareowner proposals, along with the supporting statements of the shareowner proponents. Each shareowner proposal is required to be voted on at our Annual Meeting only if properly presented. The Company is not responsible for any inaccuracies they may contain.

Proposal 4 — Shareowner Proposal Requesting the Board Prepare an Annual Report on Lobbying Activities

What am I voting on? Whether you want to require the board to prepare an annual report on UPS lobbying activities.

Voting Recommendation: Our board of directors recommends that shareowners vote **AGAINST** this proposal because:

- UPS is transparent and accountable with respect to lobbying and political activities, including providing significant disclosures
- UPS has consistently been named a top company for political transparency and accountability
- UPS protects and promotes shareowner value by participating in the political process
- The board provides independent oversight of UPS's lobbying and political activities
- Additional lobbying disclosure is unnecessary

Vote Required: The proposal must be approved by a majority of the voting power of the shares present in person or by proxy.

Shareowner Proposal

Walden Asset Management, One Beacon Street, Boston, MA 02108, has advised us that it is the holder of at least 272,000 shares of our class B common stock and that it, along with co-proponents whose names, addresses and share ownership will be promptly provided upon oral or written request to the UPS Corporate Secretary, intends to submit the proposal set forth below for consideration at the Annual Meeting.

Whereas, we believe in full disclosure of UPS's lobbying activities and expenditures to assess whether its lobbying is consistent with UPS's expressed goals and in the best interests of shareowners.

Resolved: the shareholders of UPS request the Board prepare a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by UPS used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. UPS's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which UPS is a member.

"Direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Nominating and Corporate Governance Committee and posted on UPS's website.

Shareowner's Supporting Statement

We encourage transparency in UPS's use of funds to lobby. We appreciate UPS' website disclosure on political contributions, but UPS's lobbying payments through trade associations remain secret.

UPS spent $60.7 million from 2010 - 2018 on federal lobbying. This does not include state lobbying, where UPS also lobbies but disclosure is uneven or absent. One study found UPS spent $1,587,609 lobbying in six states from 2012 - 2015 (*Sustainable Investments Institute,* February 2017).

UPS sits on the board of the Chamber of Commerce, which has spent over $1.5 billion lobbying since 1998, and belongs to the Business Roundtable, which is lobbying against shareholder rights to file resolutions. UPS does not disclose its memberships in, or payments to trade associations, or the amounts for lobbying.

And UPS does not disclose its membership in tax-exempt organizations that write and endorse model legislation, such as sitting on the Private Enterprise Advisory Council of the American Legislative Exchange Council (ALEC). UPS's ALEC membership has drawn press scrutiny ("UPS and Pfizer's Dirty Little Secret," *Washington Post*, December 5, 2017). Over 110 companies have left ALEC, including ExxonMobil, Home Depot, Pepsi and Walmart.

We believe UPS's lack of trade association disclosure presents reputational risks. For example, UPS strongly supports efforts to mitigate the impact of climate change, yet the Chamber opposed the Paris climate accord. UPS uses the Global Reporting Initiative (GRI) for sustainability reporting, yet currently fails to report "any differences between its lobbying positions and any stated policies, goals, or other public positions" under GRI Standard 415.

We urge UPS to expand its lobbying disclosure.

Response of UPS's Board

This requested report is unnecessary because of UPS's already extensive disclosures regarding lobbying and political activities, the oversight provided by the board of directors, and the Company's existing policies. Preparing an additional special report beyond UPS's current voluntary and mandatory disclosures is not an efficient use of resources. Additionally, UPS's shareowners previously rejected this proposal in 2012, 2013, 2014, 2015, 2016, 2017, 2018 and 2019.

UPS is transparent and accountable
UPS complies with all applicable laws with respect to disclosing political and lobbying activities and, in some cases, goes beyond what is required. The following examples demonstrate UPS's commitment to political transparency and accountability:

- **UPS provides significant disclosures about political spending:** UPS publishes semi-annual reports disclosing the amounts and recipients of any federal and state political contributions and expenditures made with corporate funds in the United States. UPS also discloses any payments to trade associations that receive $50,000 or more from the Company and that use a portion of the payment for political expenditures pursuant to 26 U.S.C. § 162(e)(1)(B). These reports can be found at www.investors.ups.com. As disclosed in our most recent report, UPS did not make any federal or state contributions or non-deductible political payments to covered trade associations during the July 1 – December 31, 2019 time period.

- **UPS provides detailed information about lobbying activities:** UPS files publicly available federal Lobbying Disclosure Act Reports each quarter. Links to these reports can be found on UPS's web site at www.investors.ups.com. The reports provide information about expenditures for the quarter, describe the specific pieces of legislation that were the topic of communications, and identify the employees who lobbied on UPS's behalf. UPS files similar periodic reports with state agencies reflecting state lobbying activities.

UPS has consistently been named a top company for political transparency and accountability
The Center for Political Accountability Zicklin Index of Corporate Political Accountability and Disclosure ranked UPS among the top of S&P 500 companies for political transparency and accountability in 2019. This is the ninth year in a row that UPS was named as one of the top companies. A copy of the 2019 ranking can be found at www.politicalaccountability.net.

UPS protects and promotes shareowner value by participating in the political process
UPS's business is subject to extensive regulation at the federal, state and local levels. We believe that we have a responsibility to our shareowners and employees to be engaged in the political process, including lobbying activities. We understand that individual shareowners may disagree with one or more positions expressed by certain organizations. In fact, given the variety of business issues in which many trade associations and other groups are engaged, we do not necessarily agree with all positions taken by every organization in which we are a member. In these circumstances, we weigh the utility of continued membership against the consequences of differing positions or opinions.

The Board provides independent oversight of UPS's lobbying and political activities
The President of UPS's Public Affairs department regularly reports to the Board of Directors and the Nominating and Corporate Governance Committee regarding UPS's lobbying and political activities. In addition, the Nominating and Corporate Governance Committee, which is composed entirely of independent directors, reviews and approves UPS's semi-annual political contribution report.

The board also monitors UPS's memberships in trade associations and other tax exempt organizations that engage in lobbying. UPS must often decide whether to participate in a variety of trade associations and other tax exempt organizations. The Company may participate when involvement is consistent with specific UPS business objectives. These decisions are subject to board oversight and are regularly reviewed by the Nominating and Corporate Governance Committee.

Furthermore, UPS's decision-making process for lobbying activities is transparent. UPS's Public Affairs department works with senior management on furthering business objectives and on protecting and enhancing long-term shareowner value. This is accomplished by focused involvement at all levels of government. Moreover, the UPS Public Affairs department must approve all lobbying activities and any payments to trade associations or other tax-exempt organizations that engage in lobbying activities.

Additional lobbying disclosure is unnecessary

UPS participates in the political process in accordance with good corporate governance practices. The board believes UPS's lobbying activities are transparent, and the approval of this proposal is unnecessary given the information that is already publicly available. In addition, approval of this proposal is not an efficient use of resources and will only serve to benefit the limited interests of a small group of shareowners.

Proposal 5 — Shareowner Proposal to Reduce the Voting Power of Class A Stock from 10 Votes Per Share to One Vote Per Share

What am I voting on? Whether you want the board to take steps to reduce the voting power of the Company's class A stock from 10 votes per share to one vote per share.

Voting Recommendation: Our board of directors recommends that you vote **AGAINST** this proposal because:

- UPS's ownership structure has contributed to its long-term success
- UPS's dual-class structure is unique in that class A shares are widely held by over 155,000 class A shareowners, and there is no concentration of voting power
- Elimination of this structure will not improve the corporate governance or the long-term financial performance of UPS

Vote Required: The proposal must be approved by a majority of the voting power of the shares present in person or by proxy.

Shareowner Proposal

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, has advised us that he is the holder of not less than 50 shares of our class B common stock and that he intends to submit the proposal set forth below for consideration at the Annual Meeting.

Proposal 5 — Equal Voting Rights for Each Shareholder

RESOLVED: Shareholders request that our Board take steps to ensure that all of our company's outstanding stock has an equal one-vote per share in each shareholder voting situation. This would encompass all practicable steps including encouragement and negotiation with current and future shareholders, who have more than one-vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares have super-sized voting power with 10-votes per share compared to the weakling one-vote per share for other shareholders.

With stock having 10-times more voting power our company takes our shareholder money but does not give us in return an equal voice in our company's management. Without a voice, shareholders cannot hold management accountable. Plus, with the UPS shareholder-unfriendly brand of corporate governance, we had no right to call a special meeting or act by written consent. And we were restricted by provisions mandating an 80%-vote in order to make a certain improvements to our corporate governance. Plus in a 5-year period our stock showed little gain: $109 to $116.

And to top bad things off our management recommended that they get a 3-year holiday on a shareholder vote on their executive pay. The vast majority of Fortune 500 companies recommended an annual vote on executive pay. Excellent corporate governance is a cost-effective way to improve company stock performance.

As an example for UPS, social and mobile-game maker Zynga announced moving to a single-class share structure in 2018. At Zynga Class C shares had 70-votes per share and Class B shares had 7-votes a share while Class A shares had one-vote per share.

Zynga executives said that a single-class share structure simplifies the company's stock structure and gives parity to shareholders. In its 2018 annual report, Zynga said its old multi-class share system could limit the ability of its other stockholders to influence the company and could negatively impact its share price.

Corporate governance advocates as well as many investors and index managers have pushed back on the UPS-type dual-class structures. S&P Dow Jones Indices said that companies with multiple classes of shares would be barred from entering its flagship S&P 500 index.

Please vote yes: **Equal Voting Rights for Each Shareholder — Proposal 5**

Response of UPS's Board

UPS has a unique employee ownership culture that has helped it grow and thrive over the last 113 years. Current and former employees and their families have been significant shareowners of the Company since its founding in 1907. This culture was instilled in the Company by UPS founder Jim Casey who always urged his partners to run their centers and departments like their own small business. Our employee ownership culture creates a significant incentive for our employees to help facilitate UPS's long-term success.

The Company's current ownership structure, which has been in place since UPS became a public company in 1999, includes class A and class B common stock. The class A shares are held by current and former UPS employees and their families, many of whom owned UPS shares before the Company's initial public offering. The Company's class B shares are publicly traded.

> **"**The basic principle which I believe has contributed more than any other to the building of our business as it exists today . . . is the ownership of our company by the people employed in it.**"**
>
> *Jim Casey, UPS Plant Managers Conference, 1955*

UPS's ownership structure has contributed to its long-term success
Our ownership structure allows the Company to pursue long-term growth strategies and avoid the drawbacks associated with excessive emphasis on short-term goals. In this regard, the interests of UPS employees and class B shareowners are aligned. Management is able to run the Company with a sense of purpose by focusing on sustainable value creation that benefits all of the Company's constituents. We believe that the benefits of our ownership structure are reflected in various financial metrics used to measure UPS, especially when compared with our competitors.

Our class A shareowners' interests go well beyond UPS's current stock price and focus on the long-term success of the Company. Since its humble beginnings in 1907, UPS has become the world's largest package delivery company, a leader in the U.S. less-than-truckload industry and the premier provider of global supply chain management solutions. We owe our success, to a significant degree, to the commitment our ownership structure inspires in our employee owners.

UPS's dual-class structure is unique in that class A shares are widely held, and ownership is not concentrated in any one holder or a few holders
The board strongly disagrees with this proposal's characterization of UPS's ownership structure. Some companies maintain multiple classes of stock in order to concentrate voting power with a limited number of people (such as company founders) who have unique interests that may not necessarily align with those of other shareowners. In contrast, UPS's dual-class structure is unique in that the class A shares are widely held by approximately 155,000 current and former employees, from hourly employees to executive officers. Our current executive officers and directors, collectively, hold less than 1% of the total voting power of our class A and class B common stock.

Elimination of this structure will not improve the corporate governance or the long-term financial performance of the Company
UPS's ownership structure should be considered in light of our strong corporate governance practices, as discussed beginning on page 10 of this proxy statement. All but two UPS director nominees are independent, all UPS directors are elected annually by a majority of votes cast in uncontested director elections, only independent directors serve on the board's Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Risk Committee, and we have a strong lead independent director. In addition, as part of our ongoing commitment to strong corporate governance practices, the board regularly reviews and updates the Company's governance policies and practices, including the recent voluntary adoption of annual say on pay voting and a proxy access bylaw.

For the reasons discussed above, the board believes that UPS's ownership structure continues to be in the best interests of the Company and its shareowners. Elimination of this structure will not improve the corporate governance or the long-term financial performance of the Company. The board also believes that our shareowners agreed with this assessment when they rejected similar proposals in 2013, 2014, 2015, 2016, 2017, 2018 and 2019.

Proposal 6 — Shareowner Proposal Requesting that the Company Prepare a Report on How it Plans to Reduce its Total Contribution to Climate Change

What am I voting on? Whether you want to require the Company to prepare a report on how it plans to reduce its total contribution to climate change and align its operations with the Paris Agreement.

Voting Recommendation: Our Board of Directors recommends that you vote **AGAINST** this proposal because:

- UPS already publishes a comprehensive and detailed annual sustainability report
- UPS is widely recognized for its sustainability practices
- UPS has already adopted and published ambitious goals to reduce GHG emissions
- UPS is taking steps to address our airline fuel emissions

Vote Required: The proposal must be approved by a majority of the voting power of the shares present in person or by proxy.

Shareowner Proposal

Trillium Asset Management, LLC, 721 NW Ninth Ave, Suite 250, Portland, OR 97209 and Zevin Asset Management, LLC, 2 Oliver Street, Suite 806, Boston, MA 02109, have advised us that they intend to submit the proposal set forth below for consideration at the Annual Meeting on behalf of the Trillium P21 Global Equity Fund, holder of 40,000, shares of our class B common stock, the Sundance Family Foundation, holder of 32 shares of our class B common stock, Mayberry, LLC, holder of 130 shares of our class B common stock, Persephone, LLC, holder of 87 shares of our class B common stock, and the Richard Voelbel Rev Trust dtd 2/21/08, holder of 85 shares of our class B common stock.

Whereas: In 2018, the Intergovernmental Panel on Climate Change advised that net carbon emissions must fall 45 percent by 2030 and reach net zero by 2050 to limit warming below 1.5 degrees Celsius, thereby preventing the worst consequences of climate change.

The Fourth National Climate Assessment report (2018) finds that with continued growth in emissions, "annual losses in some U.S. economic sectors are projected to reach hundreds of billions of dollars by 2100."

Climate change impacts present risks to investors. A warming climate is associated with increased supply chain disruptions, reduced resource availability, lost production, commodity price volatility, infrastructure damage, political instability, and reduced worker efficiency, among other factors that can disrupt company operations.

The U.S. Energy Information Administration identifies the transportation sector as the largest producer of greenhouse gas (GHG) emissions and its emissions are steadily increasing.

While UPS has implemented various initiatives to improve efficiency and reduce emissions, its total emissions have increased nearly thirteen percent since 2015. UPS does not have a goal to reduce absolute emissions from its airline which accounts for nearly 60 percent of UPS's total emissions. UPS has not stated an intention to align its total carbon footprint with the goals of the 2015 Paris Climate Agreement — the landmark effort to limit global temperature increases to well below 2 degrees Celsius, ideally striving for 1.5 degrees above pre-industrial levels.

More than 690 leading companies, including UPS's peer DHL Group, have committed to reduce their emissions in line with the goals of the Paris Agreement. Amazon plans to purchase 100,000 electric delivery vehicles by 2030 as part of its ambition to achieve the Paris goals ten years early.

Ramping up the scale, pace, and rigor of climate-related efforts may help unlock opportunities for growth as major business customers are increasingly demanding environmental accountability from suppliers. It may also help prepare UPS for future carbon-related regulations.

Given the impact of climate change on the economy, the environment, and human systems, and the short amount of time in which to address it, proponents believe UPS has a clear responsibility to its investors and stakeholders to clearly account for whether, and how, it plans to reduce its ongoing climate contributions.

Resolved: Shareholders request UPS issue a report, at reasonable cost and omitting proprietary information, describing if, and how, it plans to reduce its total contribution to climate change and align its operations with the Paris Agreement's goal of maintaining global temperature increases well below 2 degrees Celsius.

<u>Supporting Statement</u>: In the report, shareholders seek information, among other issues at board and management discretion, on the relative benefits and drawbacks of integrating the following actions:

- Adopting overall short-, medium-, and long-term, absolute GHG emissions reduction targets for the Company's full carbon footprint, including its airline, aligned with the Paris Agreement;

- Increasing the scale, pace, and rigor of initiatives aimed at reducing the carbon intensity of UPS's services and operations;

- Increasing investments in renewable energy resources.

Response of UPS's Board

UPS supports global efforts to mitigate the impact of climate change. Sustainability is an inherent part of UPS's strategy and business operations. We take a comprehensive, global approach to reducing energy use and GHG emissions within our networks, as well as major portions of our value chain. As a global leader in logistics and supply chain solutions, we transport packages and freight, facilitate international trade, and apply advanced technology to efficiently manage the world of business. In this role, we have the opportunity to reduce GHG emissions for the supply chains of many businesses.

" At UPS, we're choosing to create a future that is connected, sustainable, and inclusive. "
David Abney, UPS 2018 Corporate Sustainability Report

UPS already publishes a comprehensive and detailed annual sustainability report
UPS is committed to sustainable business practices and transparent sustainability reporting. We published our first Corporate Sustainability Report in 2003, and we continue to lead the way with the adoption of new sustainability reporting standards. UPS's annual Corporate Sustainability Report, available at www.ups.com/sustainabilityreport, is comprehensive and already provides shareowners the information they need to assess the Company's sustainability efforts. This inclusive report chronicles UPS's sustainability strategy, performance, initiatives, and engagements. We also present data in accordance with the Global Reporting Initiative ("GRI") Standards Comprehensive level. Producing another report around the Company's sustainability practices is unnecessary, not an efficient use of resources, and not in the best interests of the Company or its shareowners.

UPS is widely recognized for its sustainability practices
We have been repeatedly and widely recognized for our sustainability leadership. Some of the accomplishments in this area that we are most proud of include:

- Listed on the Dow Jones Sustainability World Index for the seventh consecutive year and the Dow Jones Sustainability North America Index for the 15th straight year; and

- Barron's annual list of the 100 most sustainable companies ranked UPS as No. 5 in the industrials segment and 18th overall.

We have already adopted and published ambitious goals to reduce GHG emissions
UPS's senior executives effectively manage for sustainability and are highly motivated to meet the Company's sustainability goals. In fact, after we achieved many of our previous sustainability goals with a 2016 target date, we set more challenging goals around topics including the environment, our workforce, and communities.

Achieving these new goals – including a goal to reduce our absolute GHG emissions by 12% across our global ground operations by 2025 – will not be easy. We are pushing ourselves with longer-term targets that support our sustainability vision and reinforce our commitment to create innovative solutions for global sustainability challenges. We have established three targets to accelerate the use of renewable energy across our fleet and facilities and intend to invest additional resources to help us meet these targets:

- source 25% of total electricity needs from renewable sources by 2025;

- source 40% of ground fuel from low carbon or alternative fuels by 2025; and

- expand our rolling laboratory – 25% of annual vehicle purchases by 2020 will be alternative fuel and advanced technology vehicles.

It is also important to note that these ambitious goals were set at a time when our carbon footprint would be expected to increase due to the rapid growth in e-commerce volume, which is requiring us to expand our physical network around the world. And we continue to evaluate longer-term GHG emission reduction projects beyond 2025, including projects that will address challenges associated with our airline fuel emissions.

We are taking steps to address our airline fuel emissions

UPS is actively engaged with airline industry and non-governmental organizations to evaluate the availability and commercial feasibility of sustainable aviation fuel. Looking beyond 2025, we are evaluating adopting additional, enterprise-wide short-, medium- and long-term emission reduction targets that will result in additional GHG reductions, including targets related to our airline fuel emissions.

In 2018, airline fuel made up 59% of our total Scope 1 and Scope 2 GHG emissions. Our Fuel Analytics and Sustainability Group continuously evaluates opportunities to further reduce our emissions in this area, including accelerating efforts to reduce the carbon intensity of our fleet. We have one of the youngest fleets in the industry with fuel-efficient aircraft, and our existing older models have been retrofitted to make them more efficient, all to have a lower carbon footprint.

We continue to make significant capital investments in new, more fuel-efficient aircraft. For example, we have been addressing growing U.S. and international demand by taking delivery of additional Boeing 747-8 freighter jets. The new wing and engine design on the 747-8 reduces fuel consumption and carbon emissions by 16 percent over the 747-400F. The aircraft also operates 52 percent below the International Civil Aviation Organization's nitrous oxide limits and is 30 percent quieter than other jumbo cargo jets.

Adding these freighters will progressively increase our ability to optimize our air network, opening up more capacity as we reassign equipment to operations across the world. UPS also lowers flight speeds, reduces weight where possible, optimizes flight paths, washes aircraft engines regularly and uses technology to increase precision of aircraft departures, arrivals and taxi times.

Important Information About Voting at the 2020 Annual Meeting

What is included in the proxy materials, and why am I receiving them?

The proxy materials for our Annual Meeting include this Proxy Statement and notice of the 2020 Annual Meeting, as well as our 2019 Annual Report. If you received paper copies of these materials, you also received a proxy card or voting instruction form. We began distributing the Proxy Statement, Annual Meeting notice and proxy card, and Notice of Internet Availability of Proxy Materials (the "Notice") on March 20, 2020.

When you vote, you appoint each of David P. Abney and Norman M. Brothers, Jr. to vote your shares at the Annual Meeting as you have instructed them. If a matter that is not on the form of proxy is voted on, then you appoint them to vote your shares in accordance with their best judgment. This allows your shares to be voted whether or not you attend the Annual Meeting.

Why did some shareowners receive a Notice of Internet Availability of Proxy Materials while others received a printed set of proxy materials?

We are allowed to furnish our proxy materials to requesting shareowners over the Internet, rather than by mailing printed copies, so long as we send them a Notice. The Notice explains how to access and review the Proxy Statement and Annual Report and vote over the Internet at www.proxyvote.com. If you received the Notice and would like to receive printed proxy materials, follow the instructions in the Notice.

If you received printed proxy materials, you will not receive the Notice, but you may still access our proxy materials and submit your proxy over the Internet at www.proxyvote.com.

Can I receive future proxy materials and annual reports electronically?

Yes. This Proxy Statement and the 2019 Annual Report are available on our investor relations website at www.investors.ups.com. Instead of receiving a Notice or paper copies of the proxy materials in the mail, shareowners can elect to receive emails that provide links to our future annual reports and proxy materials on the Internet. Opting to receive your proxy materials electronically will reduce costs and the environmental impact of our annual meetings and will give you an automatic link to the proxy voting site.

If you are a shareowner of record and wish to enroll in the electronic proxy delivery service for future meetings, you may do so by going to www.icsdelivery.com/ups and following the prompts. If you hold class B shares through a bank or broker, please refer to your voting instruction form, the Notice or other information provided by your bank or broker for instructions on how to elect this option.

Who is entitled to vote?

Holders of our class A common stock and our class B common stock at the close of business on March 16, 2020 are entitled to vote. This is referred to as the "Record Date."

A list of shareowners entitled to vote at the Annual Meeting will be available in electronic form at the Annual Meeting on May 14, 2020 and will be accessible in electronic form for ten days prior to the meeting at our principal place of business, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328, and at the offices of Morris, Nichols, Arsht & Tunnell, 1201 North Market Street, Wilmington, Delaware 19899, between the hours of 9:00 a.m. and 5:00 p.m.

To how many votes is each share of common stock entitled?

Holders of class A common stock are entitled to 10 votes per share. Holders of class B common stock are entitled to one vote per share. On the Record Date, there were 155,905,943 shares of our class A common stock and 702,540,740 shares of our class B common stock outstanding and entitled to vote.

The voting rights of any shareowner or group of shareowners, other than any of our employee benefit plans, that beneficially owns shares representing more than 25% of our voting power are limited so that the shareowner or group may cast only one one-hundredth of a vote with respect to each vote in excess of 25% of the outstanding voting power.

How do I vote?

If you hold class B shares through a bank or broker, please refer to your voting instruction form, the Notice or other information forwarded by your bank or broker to see which voting options are available to you. Shareowners of record may vote as described below:

- *In Person.* You may vote in person if you attend the Annual Meeting. Each shareowner may appoint only one proxy holder or representative to attend the meeting on his or her behalf.

- *Through the Internet.* You can vote in advance of the Annual Meeting via the Internet at www.proxyvote.com. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time on May 13, 2020.

- *By Telephone.* If you received a proxy card by mail, the toll-free telephone number is noted on your proxy card. Telephone voting is available 24 hours a day at 1-800-690-6903 and will be accessible until 11:59 p.m. Eastern Time on May 13, 2020.

- *By Mail.* If you received a proxy card by mail and choose to vote in advance by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope.

If you hold class A shares in the UPS Stock Fund in the UPS 401(k) Savings Plan, you may vote your shares through the Internet, by telephone, by mail or in person at the Annual Meeting as if you were a registered shareowner. To allow sufficient time for voting by the Plan trustee, your voting instructions must be received by 11:59 Eastern Time on May 11, 2020.

Even if you plan to attend the Annual Meeting, we encourage you to vote in advance. If you vote through the Internet or by telephone, you do not need to return your proxy card.
The method you use to vote in advance will not limit your right to vote at the Annual Meeting if you decide to attend in person. Written ballots will be passed out to anyone who wants to vote at the Annual Meeting. If you hold your shares through a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the bank, broker or other holder of record to be able to vote at the Annual Meeting.

> **BENEFICIAL SHAREOWNERS VOTING OPTIONS**
> If you are a beneficial owner, you will receive instructions from your bank, broker or other nominee that you must follow in order for your shares to be voted. Many of these institutions offer telephone and Internet voting.

Can I revoke my proxy or change my vote?

Shareowners of record may revoke their proxy or change their vote at any time before the polls close at the Annual Meeting by:

- submitting a subsequent proxy through the Internet, by telephone or by mail with a later date;

- sending a written notice to our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328; or

- voting in person at the Annual Meeting.

If you hold class B shares through a bank or broker, please refer to your proxy card, the Notice or other information forwarded by your bank or broker to see how you can revoke your proxy and change your vote.

How many votes do you need to hold the Annual Meeting?

The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast at the Annual Meeting will constitute a quorum. A quorum is necessary to hold the Annual Meeting and conduct business. If a quorum is not present, the Annual Meeting may be adjourned from time to time until a quorum is present.

What happens if I do not provide voting instructions or if a nominee is unable to stand for election?

If you sign and return a proxy but do not provide voting instructions, your shares will be voted as recommended by the board.

If a director nominee is unable to stand for election, the board may either reduce the number of directors that serve on the board or designate a substitute nominee. If the board designates a substitute nominee, shares represented by proxies voted for the nominee who is unable to stand for election will be voted for the substitute nominee.

Will my shares be voted if I do not vote through the Internet, by telephone or by signing and returning my proxy card?

If you are a shareowner of record of class A shares or class B shares and you do not vote, then your shares will not count in deciding the matters presented for shareowner consideration at the Annual Meeting.

If your class A shares are held in the UPS Stock Fund in the UPS 401(k) Savings Plan and you do not vote by 11:59 p.m. Eastern Time on May 11, 2020, then the Plan trustee will vote your shares for each proposal in the same proportion as the shares held under the Plan for which voting instructions were received.

If your class B shares are held in street name through a bank or broker, your bank or broker may vote your class B shares under certain limited circumstances if you do not provide voting instructions before the Annual Meeting. These circumstances include voting your shares on "routine matters" as defined by NYSE rules related to voting by banks and brokers, such as the ratification of the appointment of our independent registered public accounting firm described in this Proxy Statement. With respect to this proposal, therefore, if you do not vote your shares, your bank or broker may vote your shares on your behalf or leave your shares unvoted.

The remaining proposals are not considered "routine matters" under NYSE rules relating to voting by banks and brokers. When a proposal is not a routine matter and the brokerage firm has not received voting instructions, the brokerage firm cannot vote the shares on that proposal. Shares that banks and brokerage firms are not authorized to vote are called "broker non-votes." Broker non-votes that are represented at the Annual Meeting will be counted for purposes of establishing a quorum but not for determining the number of shares voted for or against a non-routine matter.

We encourage you to provide instructions to your bank or brokerage firm by voting your proxy so that your shares will be voted at the Annual Meeting in accordance with your wishes.

What is the vote required for each proposal to pass, and what is the effect of abstentions and uninstructed shares on each of the proposals?

Our Bylaws provide for majority voting in uncontested director elections. Therefore, a nominee will only be elected if the number of votes cast for the nominee's election is greater than the number of votes cast against that nominee. See "Corporate Governance – Majority Voting and Director Resignation Policy" for an explanation of what would happen if more votes are cast against a nominee than for the nominee. Abstentions are not considered votes cast for or against the nominee. For each other proposal to pass, in accordance with our Bylaws, the proposal must receive the affirmative vote of a majority of the voting power of the shares present in person or by proxy at the Annual Meeting and entitled to vote.

The following table summarizes the votes required for each proposal to pass and the effect of abstentions and uninstructed shares on each proposal.

Proposal Number	Item	Votes Required for Approval	Abstentions	Uninstructed shares
1.	Election of 12 directors	Majority of votes cast	No effect	No effect
2.	Advisory vote on executive compensation	Majority of the voting power of the shares present in person or by proxy	Same as votes against	No effect
3.	Ratification of independent registered public accounting firm	Majority of the voting power of the shares present in person or by proxy	Same as votes against	Discretionary voting by broker permitted
4. - 6.	Shareowner proposals	Majority of the voting power of the shares present in person or by proxy	Same as votes against	No effect

What do I need to bring to attend the Annual Meeting in person?

You need proof of your share ownership (such as a recent brokerage statement or a letter from your broker showing that you owned shares of United Parcel Service, Inc. common stock as of the Record Date) and a form of government-issued photo identification. If you do not have proof of ownership and valid photo identification, you may not be admitted to the Annual Meeting. All bags, briefcases and packages will be held at registration and will not be allowed in the Annual Meeting.

Could emerging developments regarding the coronavirus affect our ability to hold an in-person Annual Meeting?

We are closely monitoring the coronavirus situation and if we determine that holding an in-person Annual Meeting could pose a risk to the health and safety of our shareowners, employees, or directors, UPS may decide instead to hold a Virtual Annual Meeting. If we decide to use that format, we will make a public announcement as soon as practicable prior to the meeting.

In the event we make arrangements to hold a Virtual Annual Meeting, to attend and participate in the Virtual Annual Meeting, shareowners will need to access the live audio webcast of the meeting. To do so, shareowners of record will need to visit www.virtualshareholdermeeting.com/UPS2020 and use their 16-digit control number provided in the Notice or proxy card to log in to this website, and beneficial owners of shares held in street name will need to follow the instructions provided to them in the Notice, voting instruction form or other information provided by the broker, bank or other nominee that holds their shares. We would encourage shareowners to log in to this website and access the webcast before the Virtual Annual Meeting's start time. Further instructions on how to attend, participate in and vote at the Virtual Annual Meeting, including how to demonstrate your ownership of our common stock as of the record date, are available at www.virtualshareholdermeeting.com/UPS2020. **Please note you will only be able to participate in the meeting using this website if UPS decides to hold a Virtual Annual Meeting, instead of holding an in-person Annual Meeting in Delaware.**

What does it mean if I receive more than one Notice, proxy card or voting instruction form?

This means that your shares are registered in different names or are held in more than one account. To ensure that all shares are voted, please vote each account by using one of the voting methods as described above.

When and where will I be able to find the voting results?

You can find the official results of the voting at the Annual Meeting in our Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment as soon as they become available.

Other Information for Shareowners

Solicitation of Proxies

We will pay our costs of soliciting proxies. Directors, officers and other employees, acting without special compensation, may solicit proxies by mail, email, in person or by telephone. We will reimburse brokers, fiduciaries, custodians and other nominees for out-of-pocket expenses incurred in sending our proxy materials and Notice to, and obtaining voting instructions relating to the proxy materials and Notice from, shareowners. In addition, we have retained Georgeson to assist in the solicitation of proxies for the Annual Meeting at a fee of approximately $10,000 plus associated costs and expenses.

Eliminating Duplicative Proxy Materials

We have adopted a procedure approved by the SEC called "householding" under which multiple shareowners who share the same last name and address and do not participate in electronic delivery will receive only one copy of the annual proxy materials or Notice unless we receive contrary instructions from one or more of the shareowners. If you wish to opt out of householding and continue to receive multiple copies of the proxy materials or Notice at the same address, or if you have previously opted out and wish to participate in householding, you may do so by notifying us in writing or by telephone at: UPS Investor Relations, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328, (404) 828-6059, and we will promptly deliver the requested materials. You also may request additional copies of the proxy materials or Notice by notifying us in writing or by telephone at the same address or telephone number.

Submission of Shareowner Proposals and Director Nominations

Rule 14a-8 Proposals for Inclusion in the Proxy Statement for the 2021 Annual Meeting

Shareowners who, in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, wish to present proposals for inclusion in the proxy materials to be distributed in connection with the 2021 Annual Meeting of Shareowners must submit their proposals so that they are received by our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 no later than the close of business on November 20, 2020. Any proposal will need to comply with SEC regulations regarding the inclusion of shareowner proposals in Company-sponsored proxy material. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion.

Proxy Access Director Nominations for Inclusion in the Proxy Statement for the 2021 Annual Meeting

Shareowner notice of the intent to use proxy access must be delivered by a shareowner to the Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 not later than the close of business on the 120th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of the date the definitive proxy statement was first released to shareowners in connection with the preceding year's annual meeting of shareowners; provided, however, that in the event the annual meeting is more than 30 days before or after the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, to be timely, the notice must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting, and not later than the close of business on the later of the 120th day prior to such annual meeting, or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. Therefore, any notice of the intent to use proxy access must be delivered to our Corporate Secretary no later than the close of business on November 20, 2020 and no earlier than the close of business on October 21, 2020. However, if the date of our 2021 Annual Meeting occurs more than 30 days before or 30 days after May 14, 2021, the anniversary of the 2020 Annual Meeting, a shareowner notice will be timely if it is delivered to our Corporate Secretary by the later of (a) the close of business on the 120th day prior to the date of the 2021 Annual Meeting and (b) the 10th day following the day on which we first make a public announcement of the date of the 2021 Annual Meeting. As our Bylaws make clear, simply submitting a nomination does not guarantee its inclusion.

Other Proposals or Director Nominations for Presentation at the 2021 Annual Meeting

Shareowners who wish to propose business or nominate persons for election to the Board of Directors at the 2021 Annual Meeting of Shareowners, and the proposal or nomination is not intended to be included in our 2021 proxy materials, must provide a notice of shareowner business or nomination in accordance with Article II, Section 10 of our Bylaws. In order to be properly brought before the 2021 Annual Meeting of Shareowners, Article II, Section 10 of our Bylaws requires that a notice of a matter the shareowner wishes to present (other than a matter brought pursuant to Rule 14a-8), or the person or persons the shareowner wishes to nominate as a director, must be received by our Corporate Secretary not later than the close of business on the 90th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of the preceding year's annual meeting. Therefore, any notice intended to be given for a proposal or nomination not intended to be included in our 2021 proxy materials must be received by our Corporate Secretary

at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 no later than the close of business on February 13, 2021, and no earlier than the close of business on December 15, 2020. However, if the date of our 2021 Annual Meeting occurs more than 30 days before or 30 days after May 14, 2021, the anniversary of the 2020 Annual Meeting, a shareowner notice will be timely if it is delivered to our Corporate Secretary by the later of (a) the close of business on the 90th day prior to the date of the 2021 Annual Meeting and (b) the 10th day following the day on which we first make a public announcement of the date of the 2021 Annual Meeting.

To be in proper form, a shareowner's notice must be a proper subject for shareowner action at the Annual Meeting and must include the specified information concerning the proposal or nominee as described in Section 10 of our Bylaws. Our Bylaws are available on the governance page of our investor relations website at www.investors.ups.com.

2019 Annual Report on Form 10-K

A copy of our 2019 Annual Report on Form 10-K, including financial statements, as filed with the SEC may be obtained without charge upon written request to: Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. It is also available on our investor relations website at www.investors.ups.com.

Other Business

Our Board of Directors is not aware of any business to be conducted at the Annual Meeting other than the proposals described in this Proxy Statement. Should any other matter requiring a vote of the shareowners arise, the persons named in the accompanying proxy card will vote in accordance with their

best judgment. A proxy granted by a shareowner in connection with the Annual Meeting will give discretionary authority to the named proxy holders to vote on any such matters that are properly presented at the Annual Meeting, subject to SEC rules.

This page intentionally left blank.

This page intentionally left blank.



ANNUAL MEETING OF SHAREOWNERS

 Thursday, May 14, 2020, 8:00 a.m. Eastern Time

 Hotel du Pont
11th and Market Streets
Wilmington, Delaware 19801